SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for January 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Daniel Israeli
Title: Vice President

Exhibit Index

Exhibit	Page
99.1 Computational Materials	4
99.2 Computational Materials	6
99.3 Computational Materials	8
99.4 Computational Materials	34
99.5 Computational Materials	47
99.6 Computational Materials	68

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-4XS

Yield Table - Bond A2

kkanaan:S04-4XS-M-JAN20; A2
Settle as of 01/30/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.92	Historical:			Fixed Coupon:	3.250	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	28,610,000		
WAC:	7.237	3 Month:	N/A	N/A	Orig Not:	32,395,000		
WAM:	356	6 Month:	N/A	N/A	Factor:	1.0000000		
WALA:	2	12 Month:	N/A	N/A	Factor Date:	01/25/04	Next Pmt:	02/25/04
		Life:	N/A	N/A	Delay:	24	Cusip:	

	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
Price				Yield			
99-20	3.32	3.33	3.33	3.35	3.36	3.38	3.39
99-22	3.30	3.31	3.31	3.32	3.33	3.34	3.34
99-24	3.28	3.28	3.29	3.29	3.29	3.29	3.30
99-26	3.26	3.26	3.26	3.26	3.26	3.25	3.25
99-28	3.24	3.24	3.24	3.23	3.22	3.21	3.20
99-30	**3.23**	**3.22**	**3.21**	**3.20**	**3.18**	**3.17**	**3.16**
100-00	3.21	3.19	3.19	3.17	3.15	3.13	3.11
100-02	3.19	3.17	3.16	3.14	3.11	3.09	3.06
100-04	3.17	3.15	3.14	3.11	3.07	3.04	3.01
100-06	3.15	3.13	3.11	3.08	3.04	3.00	2.97
100-08	3.13	3.11	3.09	3.05	3.00	2.96	2.92
Average Life	3.58	2.98	2.68	2.25	1.81	1.55	1.37
First Pay	01/25/07	07/25/06	04/25/06	12/25/05	08/25/05	05/25/05	03/25/05
Last Pay	04/25/08	07/25/07	03/25/07	08/25/06	02/25/06	11/25/05	08/25/05
Sprd/ALife/Lib	37/3.58	64/2.98	80/2.68	105/2.25	129/1.81	144/1.55	155/1.37
Duration	3.329	2.795	2.530	2.133	1.729	1.492	1.316

3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
0.8916	0.9705	1.6570	2.1183	3.0431	4.0558	4.9288
		1.8750	2.6250	3.2500	4.2500	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.1000	1.1100	1.1200	1.1700	1.3700	2.0120	2.5908	3.0432	3.4081	3.6656	3.9231	4.1157	4.2807	4.4208	4.6558	4.9140	5.2313

AFC CAP (30/360)					
Period	AFC(%)	Period	AFC(%)	Period	AFC(%)
1	5.17	36	6.91	71	6.90
2	5.16	37	6.91	72	6.90
3	5.14	38	6.91	73	6.90
4	5.11	39	6.91	74	6.90
5	5.09	40	6.91	75	6.90
6	5.05	41	6.91	76	6.90
7	6.05	42	6.91	77	6.90
8	6.03	43	6.91	78	6.90
9	6.01	44	6.91	79	6.90
10	5.99	45	6.91	80	6.90
11	5.97	46	6.91	81	6.90
12	5.95	47	6.91	82	6.90
13	6.48	48	6.91	83	6.90
14	6.47	49	6.91	84	6.90
15	6.46	50	6.91	85	6.90
16	6.45	51	6.91	86	6.90
17	6.44	52	6.91	87	6.90
18	6.43	53	6.91	88	6.90
19	6.63	54	6.91	89	6.90
20	6.62	55	6.91	90	6.90
21	6.62	56	6.91	91	6.90
22	6.61	57	6.91	92	6.90
23	6.60	58	6.91	93	6.90
24	6.59	59	6.90	94	6.89
25	6.91	60	6.90	95	6.89
26	6.91	61	6.90	96	6.89
27	6.91	62	6.90	97	6.89
28	6.91	63	6.90	98	6.89
29	6.91	64	6.90	99	6.89
30	6.91	65	6.90	100	6.89
31	6.91	66	6.90	101	6.89
32	6.91	67	6.90		
33	6.91	68	6.90		
34	6.91	69	6.90		
35	6.91	70	6.90		

AFC CAP (Actual/360)					
Period	**AFC(%)**	**Period**	**AFC(%)**	**Period**	**AFC(%)**
1	5.97	36	6.69	71	6.90
2	5.33	37	6.69	72	6.68
3	4.97	38	7.40	73	6.68
4	5.11	39	6.69	74	7.39
5	4.92	40	6.91	75	6.68
6	5.05	41	6.69	76	6.90
7	5.86	42	6.91	77	6.68
8	5.84	43	6.69	78	6.90
9	6.01	44	6.69	79	6.68
10	5.80	45	6.91	80	6.68
11	5.97	46	6.69	81	6.90
12	5.76	47	6.91	82	6.68
13	6.27	48	6.68	83	6.90
14	6.93	49	6.68	84	6.68
15	6.25	50	7.15	85	6.68
16	6.45	51	6.68	86	7.39
17	6.23	52	6.91	87	6.67
18	6.43	53	6.68	88	6.90
19	6.42	54	6.91	89	6.67
20	6.41	55	6.68	90	6.90
21	6.62	56	6.68	91	6.67
22	6.39	57	6.91	92	6.67
23	6.60	58	6.68	93	6.90
24	6.38	59	6.90	94	6.67
25	6.69	60	6.68	95	6.89
26	7.41	61	6.68	96	6.67
27	6.69	62	7.40	97	6.67
28	6.91	63	6.68	98	7.13
29	6.69	64	6.90	99	6.67
30	6.91	65	6.68	100	6.89
31	6.69	66	6.90	101	6.67
32	6.69	67	6.68		
33	6.91	68	6.68		
34	6.69	69	6.90		
35	6.91	70	6.68		

$188,030,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-4XS
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call							
Class	Approx. Size ($) (1)	Coupon (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Expected Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
A1 (6)(7)	**$94,663,000**	**LIBOR + 0.18%**	**1.00**	**1-23**	**[6.25]%**	**February 25, 2034**	**[Aaa/AAA]**
A2 (7)	28,610,000	3.25%	2.25	23-31	[6.25]%	February 25, 2034	[Aaa/AAA]
A3 (7)	**54,131,000**	**4.63%**	**5.18**	**31-101**	**[6.25]%**	**February 25, 2034**	**[Aaa/AAA]**
A4 (7)	**20,236,000**	**4.33%**	**3.50**	**31-56**	**[6.25]%**	**February 25, 2034**	**[Aaa/AAA]**
A5 (7)	**19,000,000**	**5.43%**	**6.98**	**56-101**	**[6.25]%**	**February 25, 2034**	**[Aaa/AAA]**
A6 (7)(9)	24,072,000	4.64%	6.42	37-101	[6.25]%	February 25, 2034	[Aaa/AAA]
A-IO (7)(8)	**Notional**	**5.00%**	**0.87**	**1-24**	**[6.25]%**	**January 25,2006**	**[Aaa/AAA]**
M1 (7)	8,345,000	5.53%	5.58	37-101	[3.00]%	February 25, 2034	[TBD]
M2 (7)	3,852,000	5.73%	5.58	37-101	[1.50]%	February 25, 2034	[TBD]
M3 (7)	3,851,000	6.20%	5.58	37-101	[0.00]%	February 25, 2034	[TBD]

* Only the Class A1, Class A3, Class A4, Class A5, and Class A-IO Certificates are being offered herein.

(1) Bond sizes are based on the December 1, 2003 collateral balance (as shown on pages 19-26) rolled forward to January 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than Classes A1 and A-IO) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75% subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) Other than the stated initial credit enhancement percentage, initial excess spread of approximately [1.89%] will provide additional credit enhancement.

(5) All Classes of Senior Certificates are expected to be rated by Moody's and S&P.

(6) Accrued interest will not be applied to the Class A1 (i.e., the Class A1 will settle flat).

(7) Classes A1, A2, A3, A4, A5, A6 and A-IO are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) Class A-IO is a Senior Interest-Only Certificate, and will be entitled to receive interest payments for the first 24 distribution dates only.

(9) Class A6 is a non-accelerating Senior Certificate.

To Maturity							
Class	Approx. Size ($) (1)	Coupon (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Expected Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
A1(6)(7)	**$94,663,000**	**LIBOR + 0.18%**	**1.00**	**1-23**	**[6.25]%**	**February 25, 2034**	**[Aaa/AAA]**
A2(7)	28,610,000	3.25%	2.25	23-31	[6.25]%	February 25, 2034	[Aaa/AAA]
A3(7)	**54,131,000**	**4.63%**	**5.94**	**31-358**	**[6.25]%**	**February 25, 2034**	**[Aaa/AAA]**
A4(7)	**20,236,000**	**4.33%**	**3.50**	**31-56**	**[6.25]%**	**February 25, 2034**	**[Aaa/AAA]**
A5(7)	**19,000,000**	**5.43%**	**8.55**	**56-358**	**[6.25]%**	**February 25, 2034**	**[Aaa/AAA]**
A6(7)(9)	24,072,000	4.64%	6.58	37-319	[6.25]%	February 25, 2034	[Aaa/AAA]
A-IO(7)(8)	**Notional**	**5.00%**	**0.87**	**1-24**	**[6.25]%**	**January 25,2006**	**[Aaa/AAA]**
M1(7)	8,345,000	5.53%	6.25	37-358	[3.00]%	February 25, 2034	[TBD]
M2(7)	3,852,000	5.73%	6.25	37-358	[1.50]%	February 25, 2034	[TBD]
M3(7)	3,851,000	6.20%	6.25	37-358	[0.00]%	February 25, 2034	[TBD]

* Only the Class A1, Class A3, Class A4, Class A5, and Class A-IO Certificates are being offered herein.

(1) Bond sizes are based on the December 1, 2003 collateral balance (as shown on pages 19-26) rolled forward to January 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than Classes A1 and A-IO) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75% subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) Other than the stated initial credit enhancement percentage, initial excess spread of approximately [1.89%] will provide additional credit enhancement.

(5) All Classes of Senior Certificates are expected to be rated by Moody's and S&P.

(6) Accrued interest will not be applied to the Class A1 (i.e., the Class A1 will settle flat).

(7) Classes A1, A2, A3, A4, A5, A6 and A-IO are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) Class A-IO is a Senior Interest-Only Certificate, and will be entitled to receive interest payments for the first 24 distribution dates only.

(9) Class A6 is a non-accelerating Senior Certificate.

Principal Payment Priority

Prior to the Stepdown Date or whenever a Trigger Event is in effect, all principal will be paid sequentially to the Certificates as follows:

(I) Concurrently as follows:

i. To the Class A6 its Priority Amount; and

ii. Sequentially as follows:

1. To the Class A1 Certificates
2. To the Class A2 Certificates
3. Concurrently to (x) the Class A3 Certificates and (y) sequentially to the Class A4 and Class 5 Certificates, in proportion to the principal amounts in (x) and (y),

(II) Sequentially to the Class M1, Class M2, and Class M3 Certificates.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A Certificates as described in (I) above, so that the Senior Enhancement Percentage equals two times the original Senior Enhancement Percentage. Principal will then be allocated as described in (II) so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance.

The "Class A6 Priority Amount" for determining distributions of principal to the Class A6 Certificates for any Distribution Date will be equal to the lesser of (i) the Class Principal Amount of the Class A6 Certificates immediately prior to such Distribution Date and (ii) the product of (x) the Senior Principal Distribution Amount, (y) the Class A6 Percentage and (z) the Class A6 Shift Percentage; *provided, however*, if prior to such Distribution Date the aggregate Class Principal Amounts of the Class A1, Class A2, Class A3, Class A4, and Class A5 Certificates have been reduced to zero, the Class A6 Priority Amount will equal 100% of the Senior Principal Distribution Amount.

The "Class A6 Percentage" for any Distribution Date will be equal to the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Class Principal Amount of the Class A6 Certificates immediately prior to such date by (y) the aggregate Class Principal Amount of the Class A Certificates (except for the Class A-IO Certificates) immediately prior to such date.

The "Class A6 Shift Percentage" for any Distribution Date occurring prior to the 37th Distribution Date (*i.e.*, February 2007) will be 0%; for the 37th through 60th Distribution Dates, 45%; for the 61st through 72nd Distribution Dates, 80%; for the 73rd through 84th Distribution Dates, 100%; and thereafter, 300%.

The "Principal Remittance Amount" for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, 100% of the Principal Remittance Amount and (b) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Class A Certificates immediately prior to that Distribution Date exceeds (y) the Senior Target Amount (as defined herein).

The "Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [87.50%] and (ii) the Pool Balance for such Distribution Date.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Class M1, Class M2, and Class M3 Certificates and the denominator of which is the aggregate loan balance after giving effect to distributions on that Distribution Date.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, A4, A5, A6, M1, M2, and M3 for any Accrual Period will equal the lesser of (i) the rates stated or described on page 1 and page 2 and (ii) the Net Funds Cap (as defined herein). The Interest Rate for Class A-IO for the first 24 Accrual Periods will be 5.00% per annum and for each Accrual Period thereafter will equal zero. Interest for all Classes of Certificates (except for the Class A1 Certificates) will be calculated on a 30/360 basis. Interest for the Class A1 Certificate will be calculated on an actual/360 basis. The Classes A1, A2, A3, A4, A5, A6, and A-IO are referred to as the "Class A Certificates."

The "Accrual Period" for any Class of Certificates (other than the Class A1 Certificates) on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class Al Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or on the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following Priority:

(1) To pay the Servicing Fee and to reimburse Servicer advances;

(2) First to pay Current Interest and then to pay Carryforward Interest to the Class A Certificates on a pro-rata basis;

(3) To pay interest on Deferred Amounts to the Class A Certificates on a pro-rata basis;

(4) First to pay Current Interest and then to pay Carryforward Interest to Classes M1, M2, and M3 Certificates (the "Subordinate Classes"), sequentially;

(5) To pay to the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the Principal Payment Priority in effect for such Distribution Date, as needed;

(7) To pay to the Class A Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts on a pro-rata basis;

(8) To pay sequentially to Classes M1, M2, and M3 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(9) To pay to the Class A Certificates (other than the Class A-IO), pro-rata, and then sequentially to the Classes M1, M2, and M3 any Deferred Amounts; and

(10) To pay remaining amounts to the holder of the Class X and Class R Certificates.

Current Interest

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Class A-IO Notional Amount

The Class A-IO Notional Amount will be the lesser of the beginning period collateral balance and the following schedule:

Distribution Dates (Months)	A-IO Notional Amount
1-6	$ 89,866,143.62
7-12	$ 41,081,665.66
13-18	$ 17,973,228.72
19-24	$ 10,270,416.41

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificates will be zero. The Class A-IO Certificates will accrue interest at a rate of 5.00% on a 30/360 basis.

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1 Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of [2.75%]. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap will be equal to the following schedule:

Distribution Dates (Months)	Notional Balance for Interest Rate Cap
1	$94,663,000.00
2	92,782,650.05
3	90,651,747.11
4	88,273,512.85
5	85,651,926.79
6	82,791,722.14
7	79,698,377.79
8	76,378,106.69
9	72,837,840.28
10	69,085,344.06
11	65,245,846.49
12	61,403,318.44
13	57,624,972.85
14	53,909,745.19
15	50,256,588.48
16	46,664,473.06
17	43,132,386.26
18	39,659,332.15
19	36,244,331.24
20	32,886,420.23
21	29,584,651.73
22	26,338,093.99
23	23,145,830.69
24	20,006,960.60

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notional balance set forth above and the class principal amount of the Class A1 Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class A1 Certificates or, in certain cases, the Class X Certificates.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (x) the weighted average Net Mortgage Rate less the product of 5.00% and (a) in the case of the first 24 Distribution Dates only, the Class Notional Amount of the Class A-IO Certificates immediately before such Distribution Date, divided by the Pool Balance and (b) thereafter, zero, multiplied by (y) with respect to the Class A1 Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on page 1 and 2 exceeds (b) the amount of interest of such class calculated using the Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, Class M3 Certificates, Class M2 Certificates, Class M1 Certificates, and then the Class A Certificates. After the Class Principal Amounts of all Subordinate Certificates have been reduced to zero, the Class Principal Amounts of the Senior Certificates will be reduced, pro rata, until they are reduced to zero. Any Applied Loss Amounts will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), on any Distribution Date on which the aggregate principal balance of the loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first available Distribution Date by Aurora, then beginning with the following Distribution Date, the interest rate for each of the Class A Certificates (other than the Class A1 and Class A-IO Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%.

Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora [66.8%]. [70.1%] of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Class A Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Class A Certificates will have the preferential right to receive interest due to them and principal(if applicable) available for distribution over Classes having a lower priority of distribution. Similarly, the Class M1 Certificates will be senior in right of priority to the Class M2 Certificates and Class M3 Certificates; the Class M2 Certificates will be senior in right of priority to the Class M3 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the Class M3 Certificates, Class M2 Certificates, Class M1 Certificates, and then the Class A Certificates (pro-rata) have been reduced to zero.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [55%] of the Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance (as defined herein), exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
February 2007 through January 2008	[1.00%]
February 2008 through January 2009	[1.75%]
February 2009 through January 2010	[2.50%]
February 2010 through January 2011	[2.75%]
February 2011 and thereafter	[3.75%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.


A1
[Aaa/AAA]
LIBOR + 0.18%
A2
[Aaa/AAA]
3.25%
A3
[Aaa/AAA]
4.63%
A4
[Aaa/AAA] 4.33%
A5
[Aaa/AAA] 5.43%
A6
[Aaa/AAA]
4.64%
A-IO
[Aaa/AAA]
5.00%
M1
[TBD]
5.53%
M2
[TBD]
5.73%
M3
[TBD]
6.20%

Principal will be paid sequentially to:

1. Class A1 Certificates
2. Class A2 Certificates

3.Concurrently to (x) the Class A3 Certificates and (y) sequentially to the Class A4 and Class 5 Certificates, in proportion to the principal amounts in (x) and (y)

Class A-IO is a senior interest-only class and has the preferential right to receive interest over the Subordinate Classes.

Class A6 is a senior non-accelerating class subject to a lock-out period of 36 months with respect to Principal Payments.

For the first 36 months or when a Trigger Event is in effect the Class M1, M2, and M3 Certificates will not receive payments of principal.

Contacts

MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
	Brian Hargrave	(212) 526-8320
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773
MBS Modeling	Sei-Hyong Park	(212) 526-0203

Summary of Terms

Issuer:	Structured Asset Securities Corporation 2004-4XS
Depositor:	Structured Asset Securities Corporation
Trustee:	Citibank N.A.
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	January 1, 2004
Expected Closing Date:	January 30, 2004
Expected Settlement Date:	January 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class A1 Certificates, which will have a zero day delay)
First Payment Date:	February 25, 2004
Day Count:	30/360 for all classes (except for the Class A1 Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.25% of the pool principal balance annually; except for [16.0%] of the mortgage loans which will have a servicing fee of 0.375% of the pool principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Class A Certificates. Minimum $100,000; increments $1,000 in excess thereof for Classes M1, M2, and M3 Certificates. Minimum $500,000; increments $1 in excess thereof for Class A-IO Certificates.
SMMEA Eligibility:	All classes, [other than Class M2 and Class M3, are expected to be SMMEA eligible].
ERISA Eligibility:	The Classes A1, A2, A3, A4, A5, A6, A-IO, M1, M2, and M3 Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

A1 Yield Table(1)(2)(3)

	A75PC		A90PC		A100PC		A120PC		A150PC		A175PC		A200PC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-08	1.79	1.49	1.87	1.28	1.93	1.17	2.03	1.00	2.19	0.83	2.31	0.73	2.43	0.65
99-10	1.74		1.82		1.87		1.97		2.11		2.23		2.33	
99-12	1.70		1.77		1.82		1.91		2.04		2.14		2.24	
99-14	1.66		1.72		1.77		1.85		1.96		2.05		2.14	
99-16	1.62		1.67		1.71		1.78		1.89		1.97		2.05	
99-18	1.58	1.50	1.63	1.28	1.66	1.17	1.72	1.00	1.81	0.83	1.88	0.73	1.95	0.66
99-20	1.53		1.58		1.60		1.66		1.73		1.80		1.85	
99-22	1.49		1.53		1.55		1.60		1.66		1.71		1.76	
99-24	1.45		1.48		1.50		1.53		1.58		1.62		1.66	
99-26	1.41		1.43		1.44		1.47		1.51		1.54		1.57	
99-28	1.37	1.50	1.38	1.28	1.39	1.17	1.41	1.00	1.43	0.83	1.45	0.73	1.47	0.66
99-30	1.33		1.33		1.34		1.35		1.36		1.37		1.38	
100-00	1.28		1.28		1.28		1.28		1.28		1.28		1.28	
100-02	1.24		1.23		1.23		1.22		1.21		1.20		1.19	
100-04	1.20		1.19		1.18		1.16		1.13		1.11		1.09	
100-06	1.16	1.50	1.14	1.28	1.12	1.17	1.10	1.01	1.06	0.84	1.03	0.74	1.00	0.66
100-08	1.12		1.09		1.07		1.04		0.98		0.94		0.90	
100-10	1.08		1.04		1.02		0.97		0.91		0.86		0.81	
100-12	1.03		0.99		0.96		0.91		0.84		0.77		0.72	
100-14	0.99		0.94		0.91		0.85		0.76		0.69		0.62	
100-16	0.95	1.50	0.90	1.29	0.86	1.18	0.79	1.01	0.69	0.84	0.61	0.74	0.53	0.66
100-18	0.91		0.85		0.81		0.73		0.61		0.52		0.43	
100-20	0.87		0.80		0.75		0.67		0.54		0.44		0.34	
100-22	0.83		0.75		0.70		0.60		0.46		0.35		0.25	
100-24	0.79		0.70		0.65		0.54		0.39		0.27		0.15	
WAL	1.51		1.29		1.17		1.00		0.83		0.73		0.66	

(1) 100% of the Prepayment Assumption is defined on pages one and two.
(2) 1 month LIBOR is assumed to be at the static rate of 1.10%.
(3) Run to Optional Redemption.

A3 Yield Table[(1)(2)(3)]

	A75PC		A90PC		A100PC		A120PC		A150PC		A175PC		A200PC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-08	4.74	7.02	4.75	5.95	4.76	5.37	4.77	4.43	4.80	3.44	4.83	2.87	4.86	2.43
99-10	4.73		4.74		4.75		4.76		4.78		4.81		4.83	
99-12	4.72		4.73		4.73		4.75		4.77		4.79		4.81	
99-14	4.71		4.72		4.72		4.73		4.75		4.76		4.78	
99-16	4.70		4.71		4.71		4.72		4.73		4.74		4.75	
99-18	4.69	7.03	4.70	5.96	4.70	5.38	4.70	4.43	4.71	3.45	4.72	2.87	4.73	2.43
99-20	4.68		4.69		4.69		4.69		4.69		4.70		4.70	
99-22	4.68		4.68		4.68		4.68		4.68		4.68		4.68	
99-24	4.67		4.67		4.66		4.66		4.66		4.65		4.65	
99-26	4.66		4.65		4.65		4.65		4.64		4.63		4.63	
99-28	4.65	7.04	4.64	5.97	4.64	5.38	4.63	4.44	4.62	3.45	4.61	2.88	4.60	2.43
99-30	4.64		4.63		4.63		4.62		4.60		4.59		4.57	
100-00	4.63		4.62		4.62		4.61		4.59		4.57		4.55	
100-02	4.62		4.61		4.61		4.59		4.57		4.55		4.52	
100-04	4.61		4.60		4.59		4.58		4.55		4.52		4.50	
100-06	4.60	7.04	4.59	5.97	4.58	5.39	4.56	4.44	4.53	3.45	4.50	2.88	4.47	2.43
100-08	4.60		4.58		4.57		4.55		4.51		4.48		4.45	
100-10	4.59		4.57		4.56		4.54		4.50		4.46		4.42	
100-12	4.58		4.56		4.55		4.52		4.48		4.44		4.40	
100-14	4.57		4.55		4.54		4.51		4.46		4.42		4.37	
100-16	4.56	7.05	4.54	5.98	4.53	5.40	4.49	4.45	4.44	3.46	4.40	2.88	4.34	2.44
100-18	4.55		4.53		4.51		4.48		4.42		4.37		4.32	
100-20	4.54		4.52		4.50		4.47		4.41		4.35		4.29	
100-22	4.53		4.51		4.49		4.45		4.39		4.33		4.27	
100-24	4.53		4.50		4.48		4.44		4.37		4.31		4.24	
WAL	8.99		7.35		6.50		5.18		3.90		3.19		2.66	

(1) 100% of the Prepayment Assumption is defined on pages one and two.
(2) 1 month LIBOR is assumed to be at the static rate of 1.10%.
(3) Run to Optional Redemption.

A4 Yield Table[(1)(2)(3)]

	A75PC		A90PC		A100PC		A120PC		A150PC		A175PC		A200PC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-08	4.46	5.18	4.48	4.27	4.49	3.83	4.51	3.17	4.56	2.48	4.59	2.10	4.62	1.84
99-10	4.45		4.46		4.47		4.50		4.53		4.56		4.59	
99-12	4.43		4.45		4.46		4.48		4.50		4.53		4.55	
99-14	4.42		4.43		4.44		4.46		4.48		4.50		4.52	
99-16	4.41		4.42		4.42		4.44		4.45		4.47		4.48	
99-18	4.40	5.18	4.40	4.27	4.41	3.83	4.42	3.17	4.43	2.48	4.44	2.10	4.45	1.84
99-20	4.39		4.39		4.39		4.40		4.40		4.41		4.42	
99-22	4.37		4.37		4.38		4.38		4.38		4.38		4.38	
99-24	4.36		4.36		4.36		4.36		4.35		4.35		4.35	
99-26	4.35		4.35		4.34		4.34		4.33		4.32		4.31	
99-28	4.34	5.18	4.33	4.27	4.33	3.84	4.32	3.18	4.30	2.49	4.29	2.11	4.28	1.84
99-30	4.33		4.32		4.31		4.30		4.28		4.26		4.25	
100-00	4.31		4.30		4.29		4.28		4.25		4.23		4.21	
100-02	4.30		4.29		4.28		4.26		4.23		4.20		4.18	
100-04	4.29		4.27		4.26		4.24		4.20		4.17		4.14	
100-06	4.28	5.19	4.26	4.27	4.25	3.84	4.22	3.18	4.18	2.49	4.14	2.11	4.11	1.84
100-08	4.27		4.24		4.23		4.20		4.15		4.11		4.08	
100-10	4.25		4.23		4.21		4.18		4.13		4.08		4.04	
100-12	4.24		4.21		4.20		4.16		4.10		4.06		4.01	
100-14	4.23		4.20		4.18		4.14		4.08		4.03		3.98	
100-16	4.22	5.19	4.19	4.28	4.16	3.84	4.12	3.18	4.05	2.49	4.00	2.11	3.94	1.84
100-18	4.21		4.17		4.15		4.10		4.03		3.97		3.91	
100-20	4.19		4.16		4.13		4.08		4.00		3.94		3.88	
100-22	4.18		4.14		4.12		4.06		3.98		3.91		3.84	
100-24	4.17		4.13		4.10		4.04		3.95		3.88		3.81	
WAL	6.04		4.85		4.30		3.50		2.69		2.26		1.96	

(1) 100% of the Prepayment Assumption is defined on pages one and two.
(2) 1 month LIBOR is assumed to be at the static rate of 1.10%.
(3) Run to Optional Redemption.

A5 Yield Table[(1)(2)(3)]

	A75PC		A90PC		A100PC		A120PC		A150PC		A175PC		A200PC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-08	5.54	8.63	5.54	7.49	5.55	6.80	5.56	5.62	5.58	4.37	5.60	3.63	5.62	3.01
99-10	5.53		5.54		5.54		5.55		5.57		5.58		5.60	
99-12	5.52		5.53		5.53		5.54		5.55		5.56		5.58	
99-14	5.52		5.52		5.52		5.53		5.54		5.55		5.56	
99-16	5.51		5.51		5.51		5.52		5.52		5.53		5.54	
99-18	5.50	8.64	5.50	7.49	5.50	6.80	5.51	5.62	5.51	4.38	5.51	3.63	5.52	3.02
99-20	5.49		5.49		5.49		5.49		5.49		5.50		5.50	
99-22	5.49		5.49		5.48		5.48		5.48		5.48		5.48	
99-24	5.48		5.48		5.48		5.47		5.47		5.46		5.45	
99-26	5.47		5.47		5.47		5.46		5.45		5.44		5.43	
99-28	5.46	8.64	5.46	7.50	5.46	6.81	5.45	5.63	5.44	4.38	5.43	3.63	5.41	3.02
99-30	5.46		5.45		5.45		5.44		5.42		5.41		5.39	
100-00	5.45		5.44		5.44		5.43		5.41		5.39		5.37	
100-02	5.44		5.44		5.43		5.42		5.40		5.38		5.35	
100-04	5.44		5.43		5.42		5.41		5.38		5.36		5.33	
100-06	5.43	8.65	5.42	7.51	5.41	6.81	5.39	5.63	5.37	4.38	5.34	3.64	5.31	3.02
100-08	5.42		5.41		5.40		5.38		5.35		5.32		5.29	
100-10	5.41		5.40		5.39		5.37		5.34		5.31		5.27	
100-12	5.41		5.39		5.38		5.36		5.32		5.29		5.25	
100-14	5.40		5.39		5.37		5.35		5.31		5.27		5.23	
100-16	5.39	8.66	5.38	7.51	5.37	6.82	5.34	5.64	5.30	4.39	5.26	3.64	5.21	3.02
100-18	5.39		5.37		5.36		5.33		5.28		5.24		5.19	
100-20	5.38		5.36		5.35		5.32		5.27		5.22		5.17	
100-22	5.37		5.35		5.34		5.31		5.25		5.20		5.15	
100-24	5.36		5.34		5.33		5.30		5.24		5.19		5.13	
WAL	12.13		10.01		8.83		6.98		5.18		4.18		3.40	

(1) 100% of the Prepayment Assumption is defined on pages one and two.
(2) 1 month LIBOR is assumed to be at the static rate of 1.10%.
(3) Run to Optional Redemption.

A-IO Sensitivity Analysis[1]

Price[2]	Yield
3-28	5.76%
3-28+	5.14%
3-29	4.53%
3-29+	3.92%
3-30	3.31%
3-30+	2.72%
3-31	2.12%
3-31+	1.53%
4-00	0.95%
Duration[3]	0.60

(1) Shown at 100% of the Prepayment Assumption as defined on pages one and two.
(2) These prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 3-30 plus accrued interest.

*SASC 2004-4XS Collateral Summary**

Total Number of Loans	1,167	**Occupancy Status**	
Total Outstanding Loan Balance	$258,916,647	Primary Home	83.4%
Average Loan Principal Balance	$221,865	Investment	14.0%
Prepayment Penalty	59.57%	Second Home	2.6%
Weighted Average Coupon	7.238%		
Weighted Average Original Term (mo.)	358		
Weighted Average Remaining Term (mo.)	357	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	2	(Other states account individually for less than	
Non-Zero Weighted Average Original LTV	77.25%	5% of the Cut-off Date principal balance.)	
NZWA Original LTV >80 and no MI	0.77%	CA	34.8%
Non-Zero Weighted Average FICO	685	FL	8.8%
Prepayment Penalty (years)			
None	40.4%	**Lien Position**	
0.001 - 1.000	4.8%	First	100.0%
1.001 - 2.000	0.3%		
2.001 - 3.000	13.0%		
4.001 - 5.000	41.5%		

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date*

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	34	1,395,156.30	0.54
50,000.01 - 100,000.00	234	18,162,887.35	7.01
100,000.01 - 150,000.00	262	32,583,579.60	12.58
150,000.01 - 200,000.00	153	26,701,776.36	10.31
200,000.01 - 250,000.00	121	27,155,170.51	10.49
250,000.01 - 300,000.00	90	24,769,953.48	9.57
300,000.01 - 350,000.00	94	30,368,059.18	11.73
350,000.01 - 400,000.00	48	17,909,201.10	6.92
400,000.01 - 450,000.00	26	11,025,969.40	4.26
450,000.01 - 500,000.00	36	17,356,025.57	6.70
500,000.01 - 550,000.00	11	5,830,033.35	2.25
550,000.01 - 600,000.00	13	7,384,877.69	2.85
600,000.01 - 650,000.00	16	10,162,294.76	3.92
650,000.01 - 700,000.00	1	661,742.57	0.26
700,000.01 - 750,000.00	4	2,899,488.21	1.12
750,000.01 - 800,000.00	1	768,702.49	0.30
800,000.01 - 850,000.00	4	3,342,072.58	1.29
850,000.01 - 900,000.00	5	4,405,274.44	1.70
900,000.01 - 950,000.00	3	2,759,872.56	1.07
950,000.01 - 1,000,000.00	5	4,946,495.31	1.91
1,000,000.01 - 1,250,000.00	3	3,361,550.79	1.30
1,250,000.01 - 1,500,000.00	1	1,500,000.00	0.58
1,500,000.01 - 1,750,000.00	1	1,646,463.83	0.64
1,750,000.01 - 2,000,000.00	1	1,820,000.00	0.70
Total:	**1,167**	**258,916,647.43**	**100.00**

Minimum: $19,809
Maximum: $1,820,000
Average: $221,865

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
4.50001 - 5.00000	1	322,700.00	0.12
5.00001 - 5.50000	12	3,114,513.97	1.20
5.50001 - 6.00000	138	42,885,238.00	16.56
6.00001 - 6.50000	183	49,211,850.97	19.01
6.50001 - 7.00000	119	35,013,198.27	13.52
7.00001 - 7.50000	142	30,100,140.54	11.63
7.50001 - 8.00000	138	24,055,668.40	9.29
8.00001 - 8.50000	180	33,103,272.25	12.79
8.50001 - 9.00000	180	30,655,075.06	11.84
9.00001 - 9.50000	53	7,422,299.51	2.87
9.50001 - 10.00000	12	2,107,989.35	0.81
10.00001 - 10.50000	9	924,701.11	0.36
Total:	**1,167**	**258,916,647.43**	**100.00**

Minimum: 4.875%
Maximum: 10.500%
Weighted Average: 7.238 %

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (catinued)

Collateral characteristics are listed below as of the cut-off date*

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
171 - 180	22	1,989,830.39	0.77
181 - 240	3	744,988.16	0.29
301 - 360	1,142	256,181,828.88	98.94
Total:	**1,167**	**258,916,647.43**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 358

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 180	22	1,989,830.39	0.77
181 - 240	3	744,988.16	0.29
241 - 360	1,142	256,181,828.88	98.94
Total:	**1,167**	**258,916,647.43**	**100.00**

Minimum: 174
Maximum: 360
Weighted Average: 357

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
10.001 - 20.000	3	318,843.84	0.12
20.001 - 30.000	9	2,627,800.00	1.01
30.001 - 40.000	16	3,146,515.04	1.22
40.001 - 50.000	31	9,036,730.07	3.49
50.001 - 60.000	60	23,186,942.50	8.96
60.001 - 70.000	113	37,304,843.89	14.41
70.001 - 80.000	386	86,576,331.45	33.44
80.001 - 90.000	240	48,392,350.71	18.69
90.001 - 100.000	309	48,326,289.93	18.66
Total:	**1,167**	**258,916,647.43**	**100.00**

Non-Zero Minimum: 10.370%
Maximum: 100.000%
Non-Zero Weighted Average: 77.247%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
581 - 600	2	174,800.00	0.07
601 - 620	5	1,174,000.00	0.45
621 - 640	112	24,459,179.52	9.45
641 - 660	199	38,984,609.07	15.06
661 - 680	284	69,415,804.78	26.81
681 - 700	258	68,332,769.99	26.39
701 - 720	78	13,465,356.85	5.20
721 - 740	68	13,053,765.73	5.04
741 - 760	64	10,934,398.59	4.22
761 - 780	53	9,933,381.10	3.84
781 - 800	36	7,535,666.93	2.91
801 - 820	8	1,452,914.87	0.56
Total:	**1,167**	**258,916,647.43**	**100.00**

Non-Zero Minimum: 582
Maximum: 813
Non-Zero Weighted Average: 685

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	569	113,550,665.31	43.86
Cash Out Refinance	432	107,769,580.00	41.62
Rate/Term Refinance	166	37,596,402.12	14.52
Total:	**1,167**	**258,916,647.43**	**100.00**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	797	178,608,880.44	68.98
PUD	155	36,550,555.07	14.12
2-4 Family	102	24,884,234.51	9.61
Condo	85	15,793,725.09	6.10
Manufactured Housing	25	2,195,366.12	0.85
Coop	2	803,285.06	0.31
Townhouse	1	80,601.14	0.03
Total:	**1,167**	**258,916,647.43**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

States – Top 10			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
CA	249	90,151,827.78	34.82
FL	142	22,694,998.39	8.77
NY	36	11,248,799.57	4.34
TX	75	10,954,331.09	4.23
VA	43	10,802,114.77	4.17
CO	45	10,020,759.95	3.87
NJ	40	9,642,824.62	3.72
MD	33	8,960,252.96	3.46
AZ	46	7,314,207.44	2.82
WA	32	6,821,909.13	2.63
Other	426	70,304,621.73	27.15
Total:	**1,167**	**258,916,647.43**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Prepayment Penalty in Years			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.000	525	104,671,831.49	40.43
0.500	12	3,844,742.76	1.48
0.583	8	3,347,255.28	1.29
0.667	5	2,619,310.08	1.01
0.750	2	847,319.09	0.33
1.000	8	1,787,053.97	0.69
2.000	6	707,078.56	0.27
3.000	155	33,731,394.36	13.03
5.000	446	107,360,661.84	41.47
Total:	**1,167**	**258,916,647.43**	**100.00**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
No Documentation	616	123,318,283.94	47.63
Limited	255	64,683,726.68	24.98
Full	196	45,442,865.10	17.55
No Ratio	100	25,471,771.71	9.84
Total:	**1,167**	**258,916,647.43**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

$16,149,000 (Approximate) STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-4XS SENIOR/SUBORDINATE CERTIFICATES Pool 1

To 10% Call

Class/ Component	Approx. Size ($) (1)	Coupon (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Expected Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
1-A1A(6)(7)	88,372,000	LIBOR + 0.20%	1.00	1 - 23	6.25%	February 25, 2034	Aaa/AAA
1-A1B(7)	7,300,000	1.81%	1.00	1 - 23	6.25%	February 25, 2034	Aaa/AAA
1-A2(7)	29,126,000	3.25%	2.25	23 - 32	6.25%	February 25, 2034	Aaa/AAA
1-A3A(7)	31,000,000	5.00%	5.19	32 - 101	6.25%	February 25, 2034	Aaa/AAA
1-A3B(7)	20,000,000	5.11%	5.19	32 - 101	6.25%	February 25, 2034	Aaa/AAA
1-A4(7)	21,549,000	4.13%	3.50	32 - 56	6.25%	February 25, 2034	Aaa/AAA
1-A5(7)	20,669,000	5.49%	6.96	56 - 101	6.25%	February 25, 2034	Aaa/AAA
1-A6(7)(9)	24,224,000	4.55%	6.42	37 - 101	6.25%	February 25, 2034	Aaa/AAA
A-IO(1)(7)(8)	Notional	5.00%	0.87	1 - 24	6.25%	January 25,2006	
1-M1(7)	**6,459,000**	**5.30%**	5.57	**37 - 101**	**3.75%**	**February 25, 2034**	**Aa2/AA+**
1-M2(7)	**7,106,000**	**5.50%**	5.57	**37 - 101**	**1.00%**	**February 25, 2034**	**A3/A+**
1-M3(7)	**2,584,000**	**6.20%**	5.57	**37 - 101**	**0.00%**	**February 25, 2034**	**N/A/BBB+**

* Only the Class 1-M1, Class 1-M2, and Class 1-M3 Certificates are being offered herein.

(1) Bond sizes are based on the January 1, 2004 collateral balance. Subject to a permitted variance of ± 5% in the aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than Classes 1-A1A, 1-A1B and A-IO(1) Component) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75% subjectto the Pool 1 Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) Other than the stated initial credit enhancement percentage, initial excess spread of approximately [1.82%] will provide additional credit enhancement.

(5) All Classes of Certificates are expected to be rated by S&P. All Class of Certificates are rated by Moody's except the Class 1-M3 Certificate.

(6) Accrued interest will not be applied to the Class 1-A1A (i.e., the Class 1-A1A will settle flat).

(7) Classes 1-A1A, 1-A1B, 1-A2, 1-A3A, 1-A3B, 1-A4, 1-A5, and 1-A6 Certificates (and the A-IO(1) Component) are the Senior Certificates; Classes 1-M1, 1-M2, and 1-M3 are the Subordinate Certificates.

(8) The A-IO(1) Component is a Senior Interest-Only Component, and will be entitled to receive interestpayments for the first 24 distribution dates only. (The A-IO(1) Component together with the A-IO(2) Component from Pool 2 comprise the Class A-IO Certificate).

(9) Class 1-A6 is a non-accelerating Senior Certificate.

To Maturity							
Class/ Component	Approx. Size ($) (1)	Coupon (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Initial C/E (4) (%)	Legal Final Maturity	Ratings (Moody's/S&P) (5)
1-A1A(6)(7)	88,372,000	LIBOR + 0.20%	1.00	1 - 23	6.25%	February 25, 2034	Aaa/AAA
1-A1B(7)	7,300,000	1.81%	1.00	1 - 23	6.25%	February 25, 2034	Aaa/AAA
1-A2(7)	29,126,000	3.25%	2.25	23 - 32	6.25%	February 25, 2034	Aaa/AAA
1-A3A(7)	31,000,000	5.00%	5.96	32 - 359	6.25%	February 25, 2034	Aaa/AAA
1-A3B(7)	20,000,000	5.11%	5.96	32 - 359	6.25%	February 25, 2034	Aaa/AAA
1-A4(7)	21,549,000	4.13%	3.50	32 - 56	6.25%	February 25, 2034	Aaa/AAA
1-A5(7)	20,669,000	5.49%	8.52	56 - 359	6.25%	February 25, 2034	Aaa/AAA
1-A6(7)(9)	24,224,000	4.55%	6.58	37 - 316	6.25%	February 25, 2034	Aaa/AAA
A-IO(1)(7)(8)	Notional	5.00%	0.87	1 - 24	6.25%	January 25,2006	
1-M1(7)	**6,459,000**	**5.30%**	**6.24**	37 - 359	**3.75%**	**February 25, 2034**	**Aa2/AA+**
1-M2(7)	**7,106,000**	**5.50%**	**6.24**	37 - 359	**1.00%**	**February 25, 2034**	**A3/A+**
1-M3(7)	**2,584,000**	**6.20%**	**6.24**	37 - 359	**0.00%**	**February 25, 2034**	**N/A/BBB+**

* Only the Class 1-M1, Class 1-M2, and Class 1-M3 Certificates are being offered herein.

(1) Bond sizes are based on the January 1,2004 collateral balance. Subject to a permitted variance of ± 5% in the aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than Classes 1-A1A, 1-A1B and A-IO(1) Component) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75% subject to the Pool 1 Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) Other than the stated initial credit enhancement percentage, initial excess spread of approximately [1.82%] will provide additional credit enhancement.

(5) All Classes of Certificates are rated by S&P. All Classes of Certificates are rated by Moody's except the Class 1-M3 Certificate.

(6) Accrued interest will not be applied to the Class 1-A1A (i.e., the Class 1-A1A will settle flat).

(7) Classes 1-A1A, 1-A1B, 1-A2, 1-A3A, 1-A3B, 1-A4, 1-A5, and 1-A6 Certificates (and the A-IO(1) Component) are the Senior Certificates; Classes 1-M1, 1-M2, and 1-M3 are the Subordinate Certificates.

(8) The A-IO(1) Component is a Senior Interest-Only Component, and will be entitled to receive interest payments for the first 24 distribution dates only. (The A-IO(1) Component together with the A-IO(2) Component from Pool 2 comprise the Class A-IO Certificate).

(9) Class 1-A6 is a non-accelerating Senior Certificate.

Principal Payment Priority

Prior to the Stepdown Date for Pool 1 or whenever a Trigger Event for Pool 1 is in effect, all principal from Pool 1 will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Pool Balance for Pool 1 for such Distribution Date:

(I) Concurrently as follows:

i. To the Class 1-A6, its Priority Amount; and

ii. Sequentially, as follows:

1. To the Class 1-A1A and 1-A1B Certificates pro-rata, until reduced to zero,
2. To the Class 1-A2 Certificates,
3. Concurrently to (x) the Classes 1-A3A and 1-A3B Certificates (pro-rata) and (y) sequentially to the Class 1-A4 and Class 1-A5 Certificates, in proportion to the principal amounts in (x) and (y), and

(II) Sequentially to the Class 1-M1, Class 1-M2, and Class 1-M3 Certificates.

On or after the Stepdown Date for Pool 1 and as long as a Trigger Event for Pool 1 is not in effect, principal will be first allocated to the Class A Certificates related to Pool 1 as described in (I) above, so that the Pool 1 Senior Enhancement Percentage equals two times the original Pool 1 Senior Enhancement Percentage. Principal will then be allocated as described in (II) so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the Pool 1 loan balance.

The "Class 1-A6 Priority Amount" for determining distributions of principal to the Class 1-A6 Certificates for any Distribution Date will be equal to the lesser of (i) the Class Principal Amount of the Class 1-A6 Certificates immediately prior to such Distribution Date and (ii) the product of (x) the Senior Principal Distribution Amount for Pool 1, (y) the Class 1-A6 Percentage and (z) the Class 1-A6 Shift Percentage; *provided, however*, if prior to such Distribution Date the aggregate Class Principal Amounts of the Class 1-A1A, 1-A1B, 1-A2, 1-A3A, 1-A3B, 1-A4, and 1-A5 Certificates have been reduced to zero, the Class 1-A6 Priority Amount will equal 100% of the Senior Principal Distribution Amount for Pool 1.

The "Class 1-A6 Percentage" for any Distribution Date will be equal to the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Class Principal Amount of the Class 1-A6 Certificates immediately prior to such date by (y) the aggregate Class Principal Amount of the Class A Certificates related to Pool 1 (except for the Class A-IO(1) Component) immediately prior to such date.

The "Class 1-A6 Shift Percentage" for any Distribution Date occurring prior to the 37th Distribution Date (*i.e.*, February 2007) will be 0%; for the 37th through 60th Distribution Dates, 45%; for the 61st through 72nd Distribution Dates, 80%; for the 73rd through 84th Distribution Dates, 100%; and thereafter, 300%.

The ''Pool 1 Principal Remittance Amount'' for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Pool 1 Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Pool 1 Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Pool 1 Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Pool 1 Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Pool 1 Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the Pool 1 percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Pool 1 Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Pool 1 Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date for Pool 1 or if a Trigger Event for Pool 1 is in effect with respect to such Distribution Date, 100% of the Pool 1 Principal Remittance Amount and (b) on or after the Stepdown Date for Pool 1 and as long as a Trigger Event for Pool 1 is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates related to Pool 1 immediately prior to that Distribution Date exceeds (y) the Pool 1 Senior Target Amount (as defined herein).

The "Pool 1 Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [87.50%] and (ii) the Pool Balance for Pool 1 for such Distribution Date.

The "Stepdown Date" related to Pool 1 is the later of (i) the Distribution Date upon which the Pool 1 Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Pool 1 Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Pool 1 Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class 1-M1, Class 1-M2, and Class 1-M3 Certificates and the denominator of which is the aggregate loan balance for Pool 1 after giving effect to distributions on that Distribution Date.

Interest Payment Priority

The Interest Rates for Classes 1-A1A, 1-A1B, 1-A2, 1-A3A, 1-A3B, 1-A4, 1-A5, 1-A6, 1-M1, 1-M2, and 1-M3 for any Accrual Period will equal the lesser of (i) the rates stated or described on pages 1 and 2 and (ii) the Pool 1 Net Funds Cap (as defined herein). Interest for the A-IO(1) Component and for the Class 1-A1B, 1-A2, 1-A3A, 1-A3B, 1-A4, 1-A5, 1-A6, 1-M1, 1-M2, and 1-M3 Certificates will be calculated on a 30/360 basis. Interest for the Class 1-A1A Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the A-IO(1) Component and the Class 1-A1B, 1-A2, 1-A3A, 1-A3B, 1-A4, 1-A5, 1-A6, 1-M1, 1-M2, and 1-M3 Certificates on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class 1-A1A Certificate for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The interest remittance amount for Pool 1 for each Distribution Date will be allocated in the following Priority, to:

(1) To pay the monthly premium due to the Certificate Insurer, and to reimburse Servicer advances;

(2) To pay Current Interest and then to pay Carryforward Interest to the Classes 1-A1A, 1-A1B, 1-A2, 1-A3A, 1-A3B, 1-A4, 1-A5, and 1-A6 Certificates and the A-IO(1) Component;

(3) To pay concurrently: a) the Certificate Insurer, any unreimbursed Insured Payments (as defined in the Certificate Insurance Policy), plus all amounts due to the Certificate Insurer under the insurance agreement; and b) the Class 1-A1A, 1-A1B, 1-A2, 1-A3A, 1-A3B, 1-A4, 1-A5, and 1-A6 Certificates accrued and unpaid interest on any Deferred Amounts previously allocated to such class, and then to pay any Deferred Amounts previously allocated to such class;

(4) To pay Current Interest and then to pay Carryforward Interest to Classes 1-M1, 1-M2, and 1-M3 (the "Subordinate Classes"), sequentially;

(5) To pay the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) To pay any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the Principal Payment Priorities in effect for such Distribution Date;

(7) To pay to the Class 1-A1A, 1-A1B, 1-A2, 1-A3A, 1-A3B, 1-A4, 1-A5, and 1-A6 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(8) To pay sequentially to the Class 1-M1, 1-M2, and 1-M3 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(9) Sequentially, to the Classes 1-M1, 1-M2, and 1-M3 Certificates any Deferred Amounts;

(10) To pay the holders of the Class X Certificates; and

(11) All remaining amounts to the holder of the Class R Certificate.

Current Interest

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Component Notional Amount of that Class or Component.

Carryforward Interest

"Carryforward Interest" for each Class or Component of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class or Component for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class or Component on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Class A-IO(1) Notional Amount

The A-IO(1) Component Notional Amount will be the lesser of the beginning period collateral balance for Pool 1 and the following schedule:

Distribution Dates (Months)	A-IO(1) Notional Amount
1-6	$90,436,490.74
7-12	41,342,395.77
13-18	18,087,298.15
19-24	10,335,598.94

On and after the 24th distribution date, the Component Notional Amount for the Class A-IO(1) Component will be zero. The A-IO(1) Component will accrue interest at a rate of 5.00% on a 30/360 basis.

The A-IO(1) Component together with the A-IO(2) Component from Pool 2 will comprise the Class A-IO Certificate (described in the underlying prospectus supplement).

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class 1-A1A Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of [2.75%]. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap will be equal to the following schedule:

Distribution Dates (Months)	Notional Balance for Interest Rate Cap
1	$88,372,000.00
2	86,568,102.19
3	84,530,867.33
4	82,264,358.84
5	79,772,444.70
6	77,059,691.92
7	74,131,358.39
8	70,993,381.10
9	67,652,360.90
10	64,198,993.77
11	60,639,159.95
12	57,073,059.54
13	53,566,533.28
14	50,118,592.95
15	46,728,266.69
16	43,394,598.65
17	40,116,648.80
18	36,893,492.61
19	33,724,220.87
20	30,607,939.33
21	27,543,768.56
22	24,530,843.64
23	21,568,313.95
24	18,655,342.91

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notional balance set forth above and the class principal amount of the Class 1-A1A Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class 1-A1A Certificates or, in certain cases, the Class X Certificates.

Net Funds Cap

The "Pool 1 Net Funds Cap" for each Distribution Date will be the annual rate equal to (x) the weighted average Net Mortgage Rate for Pool 1 less the sum of (1) the monthly premium (expressed as a percentage of the Pool Balance for Pool 1) due to the Certificate Insurer for the Certificate Insurance Policy for that Distribution Date and (2) the product of 5.00% and (a) in the case of the first 24 Distribution Dates only, the Component Notional Amount of the A-IO(1) Component immediately before such Distribution Date, divided by the Pool Balance for Pool 1 and (b) thereafter, zero, multiplied by (y) with respect to the Class 1-A1A Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on pages 1 and 2 exceeds (b) the amount of interest of such class calculated using the Pool 1 Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread for Pool 1, the Class 1-M3 Certificates, the Class 1-M2 Certificates, the Class 1-M1 Certificates, and then Class A Certificates related to Pool 1 (pro-rata). Any Applied Loss Amounts allocated to the Certificates will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a write-down of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), on any Distribution Date on which the aggregate principalbalance of the loans in Pool 1 is reduced to less than or equal to 10% of the Cut-off Date loan principal balance of Pool 1. If the optional redemption is not exercised on the first available Distribution Date by Aurora, then beginning with the following Distribution Date, the interest rate for each of the Class A Certificates (other than the Class 1-A1A, 1-A1B, and the A-IO(1) Component) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%.

Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora [68.0%] and Wells Fargo [15.5]%. [71.3%] of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Senior Certificates related to Pool 1 will have limited protection by means of the subordination of the Subordinate Classes related to Pool 1. The Senior Certificates related to Pool 1 will have the preferential right to receive interest due to them and principal (if applicable) available for distribution over Classes having a lower priority of distribution. Similarly, the Class 1-M1 Certificates will be senior in right of priority to the Class 1-M2 Certificates and Class 1-M3 Certificates; the Class 1-M2 Certificates will be senior in right of priority to the Class 1-M3 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount of the Certificates related to Pool 1 exceeds the aggregate loan balance for Pool 1, the Certificates related to Pool 1 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the Class 1-M3 Certificates, Class 1-M2 Certificates, Class 1-M1 Certificates, and then the Class A Certificates related to Pool 1 (pro-rata) have been reduced to zero.

No Cross-Collateralization Between the Mortgage Pools

Interest and principal on the Senior Certificates will be payable out of amounts collected in respect of the mortgage loans in the related mortgage pool. Similarly, interest and principal on each Subordinate Certificate will be payable from amounts collected in respect of the mortgage loans in the related mortgage pool. The mortgage loan pools will not be "cross-collateralized"-- interest and principal received on mortgage loans in a pool will only be available to the related certificates.

Trigger Event

A "Trigger Event" with respect to Pool 1 will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [55%] of the Pool 1 Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Pool 1 Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Pool Balance for Pool 1, exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
February 2007 through January 2008	[1.00%]
February 2008 through January 2009	[1.75%]
February 2009 through January 2010	[2.50%]
February 2010 through January 2011	[2.75%]
February 2011 and thereafter	[3.75%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Pool 1 Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Pool 1 Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all of the Pool 1 Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate Pool 1 loan balance as of the close of business on the last day of such month.

1-A1A
Aaa/AAA
LIBOR +
0.20%

[redacted]

1-A1B
Aaa/AAA
1.81%

1-A2
Aaa/AAA
3.25%

1-A3A
Aaa/AAA
5.00%

1-A3B
Aaa/AAA
5.11%

1-A4
Aaa/AAA
4.13%

1-A5
Aaa/AAA
5.49%

1-A6
Aaa/AAA
4.55%

A-IO(1)
Aaa/AAA
5.00%

1-M1
Aa2/AA+
5.30%

1-M2
A3/A+
5.50%

1-M3
N/A/BBB+
6.20%

Principal will be paid sequentially to:
1. Class 1-A1A and 1-A1B Certificates (pro-rata)

2. Class 1-A2 Certificates
3.Concurrently to (x) the Class 1-A3A and 1-A3B Certificates, pro-rata, and (y) sequentially, to the Class 1-A4 and Class 1-A5 Certificates, in proportion to the principal amounts in (x) and (y)

The A-IO(1) Component is a senior interest-only class and has the preferential right to receive interest over the Subordinate Classes.

Class 1-A6 is a senior non-accelerating class subject to a lock-out period of 36 months with respect to Principal Payments.

For the first 36 months or when a Trigger Event is in effect the Class 1-M1, 1-M2, and 1-M3 Certificates will not receive payments of principal.

Contacts		
MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
	Brian Hargrave	(212) 526-8320
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773
MBS Modeling	Sei-Hyong Park	(212) 526-0203

$41,890,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-4XS
SENIOR/SUBORDINATE CERTIFICATES
POOL 2

To 20% Call

Class/ Component	Approx. Size ($) (1)	Coupon (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
2-A1(6)(7)	34,920,000	LIBOR + 0.20%	0.80	1-18	4.75%	February 25, 2034	Aaa/AAA
2-A2(7)	104,847,000	4.75%	4.54	18-87	4.75%	February 25, 2034	Aaa/AAA
A-IO(2)(7)(8)	Notional	2.00%	0.71	1-12	4.75%	January 25, 2005	
2-M1(7)	5,503,000	5.50%	5.85	39-87	1.00%	February 25, 2034	A2/AA+
2-M2(7)	1,467,000	5.50%	5.85	39-87	0.00%	February 25, 2034	N/A/A+

* Only the Class 2-A1, 2-M1 and 2-M2 Certificates are offered herein.

(1) Bond sizes are based on the January 1, 2004 collateral balance. Subject to a permitted variance of ± 5% in the aggregate.

(2) If the auction call is not exercised on the initial auction call date, beginning with the following Distribution Date, the interest rate for the Class 2-A2 Certificates will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75% subject to the Pool 2 Net Funds Cap.

(3) The Certificates will be priced assuming 100% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) Other than the stated initial credit enhancement percentage, initial excess spread of approximately [1.48%] will provide additional credit enhancement.

(5) All Classes of Certificates are expected to be rated by S&P. All Classes of Certificates are expected to be rated by Moody's except the Class 2-M2 Certificate.

(6) Accrued interest will not be applied to the Class 2-A1 (i.e., the Class 2-A1 will settle flat).

(7) The Class 2-A1 and Class 2-A2 Certificates (and the A-IO(2) Component) are the Senior Certificates; Classes 2-M1 and 2-M2 are the Subordinate Certificates.

(8) The A-IO(2) Component is a Senior Interest-Only Component, and will be entitled to receive interest payments for the first 12 distribution dates only. (The A-IO(2) Component together with the A-IO(1) Component from Pool 1 comprise the Class A-IO Certificate).

To Maturity							
Class/ Component	Approx. Size ($) (1)	Coupon (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
2-A1(6)(7)	34,920,000	LIBOR + 0.20%	0.80	1-18	4.75%	February 25, 2034	Aaa/AAA
2-A2(7)	104,847,000	4.75%	5.42	18-229	4.75%	February 25, 2034	Aaa/AAA
A-IO(2)(7)(8)	Notional	2.00%	0.71	1-12	4.75%	January 25, 2005	
2-M1(7)	5,503,000	5.50%	7.23	39-229	1.00%	February 25, 2034	A2/AA+
2-M2(7)	1,467,000	5.50%	7.23	39-229	0.00%	February 25, 2034	N/A /A+

* Only the Class 2-A1, 2-M1 and 2-M2 Certificates are offered herein.

(1) Bond sizes are based on the January 1, 2004 collateral balance. Subject to a permitted variance of ± 5% in the aggregate.

(2) If the auction call is not exercised on the initial auction call date, beginning with the following Distribution Date, the interest rate for the Class 2-A2 Certificates will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75% subject to the Pool 2 Net Funds Cap.

(3) The Certificates will be priced assuming 100% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) Other than the stated initial credit enhancement percentage, initial excess spread of approximately [1.48%] will provide additional credit enhancement.

(5) All Classes of Certificates are expected to be rated by S&P. All Classes of Certificates are expected to be rated by Moody's except the Class 2-M2 Certificate.

(6) Accrued interest will not be applied to the Class 2-A1 (i.e., the Class 2-A1 will settle flat).

(7) The Class 2-A1 and Class 2-A2 Certificates (and the A-IO(2) Component) are the Senior Certificates; Classes 2-M1 and 2-M2 are the Subordinate Certificates.

(8) The A-IO(2) Component is a Senior Interest-Only Component, and will be entitled to receive interest payments for the first 12 distribution dates only. (The A-IO(2) Component together with the A-IO(1) Component from Pool 1 comprise the Class A-IO Certificate).

Principal Payment Priority

1) Prior to the Stepdown Date for Pool 2 or whenever a Trigger Event for Pool 2 is in effect, all principal from Pool 2 will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Pool Balance for Pool 2 for such Distribution Date:

(I) Sequentially to the Class 2-A1 and Class 2-A2 Certificates, until such Certificates are reduced to zero; and

(II) Sequentially, to the Class 2-M1 and Class 2-M2 Certificates.

2) On or after the Stepdown Date and as long as a Trigger Event for Pool 2 is not in effect, principal from Pool 2 will be first allocated sequentially to the Class 2-A1 and Class 2-A2 Certificates so that the Senior Enhancement Percentage for Pool 2 equals two times the original Senior Enhancement Percentage for Pool 2. Principal will then be allocated to the Class 2-M1 and Class 2-M2 Certificates sequentially, in that order, so that the credit enhancement behind each such class equals two times the respective original credit enhancement percentage for each class, as a product of the current Pool 2 loan balance.

3) If the Pool 2 mortgage loans have not been purchased on the Initial Auction Call Date, beginning on the following Distribution Date, all excess interest from Pool 2 will be allocated as *principal* to the Certificateholders as described in (I) and (II) until the Certificates are reduced to zero.

The ''Pool 2 Principal Remittance Amount'' for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Pool 2 Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Pool 2 Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Pool 2 Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Pool 2 Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Pool 2 Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the Pool 2 percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Pool 2 Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Pool 2 Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date for Pool 2 or if a Trigger Event for Pool 2 is in effect with respect to such Distribution Date, 100% of the Pool 2 Principal Remittance Amount and (b) on or after the Stepdown Date for Pool 2 and as long as a Trigger Event for Pool 2 is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates immediately prior to that Distribution Date exceeds (y) the Pool 2 Senior Target Amount (as defined herein).

The "Pool 2 Senior Target Amount" for any Distribution Date will be equal to the product of (i) approximately [90.50%] and (ii) the Pool Balance for Pool 2 after giving effect to distributions for such Distribution Date minus the excess, if any, of the (x) the Pool Balance for Pool 2 for such Distribution Date over (y) the aggregate Class Principal Amounts of the 2-A1, 2-A2, 2-M1, and 2-M2 Certificates on such Distribution Date.

The "Stepdown Date" for Pool 2 is the later of (i) the Distribution Date upon which the Pool 2 Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Pool 2 Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Pool 2 Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is (x) the sum of the total Certificate Principal Amount of Class 2-M1 and Class 2-M2 Certificates and the denominator of which is (y) the Pool Balance for Pool 2 after giving effect to distributions on that Distribution Date minus the excess, if any, of (i) the Pool Balance for Pool 2 for such Distribution Date over (ii) the aggregate Class Principal Amounts of the 2-A1, 2-A2, 2-M1, and 2-M2 Certificates on such Distribution Date.

Interest Payment Priority

The Interest Rates for Class 2-A1, 2-A2, 2-M1, and 2-M2 for any Accrual Period will equal the lesser of (i) the rates stated or described on pages 1 and 2 and (ii) the Pool 2 Net Funds Cap (as defined herein). Interest for the A-IO(2) Component and for the Class 2-A2, 2-M1, and 2-M2 Certificates will be calculated on a 30/360 basis. Interest for the Class 2-A1 Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the A-IO(2) Component and the Class 2-A2, 2-M1, and 2-M2 Certificates on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class 2-A1 Certificate for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The interest remittance amount for Pool 2 for each Distribution Date will be allocated in the following Priority, to:

(1) To pay Current Interest and then to pay Carryforward Interest to the Class 2-A1 and 2-A2 Certificates and the A-IO(2) Component;

(2) To pay the Class 2-A1 and 2-A2 Certificates accrued and unpaid interest on any Deferred Amounts previously allocated to such class, and then to pay any Deferred Amounts previously allocated to such class;

(3) To pay Current Interest and then to pay Carryforward Interest to Classes 2-M1 and 2-M2 (the "Subordinate Classes"), sequentially;

(4) To pay the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(5) Any interest remaining after the application of (1) through (4) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the Principal Payment Priorities in effect for such Distribution Date;

(6) To pay to the Classes 2-A1 and 2-A2 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(7) Sequentially, to the Class 2-M1 and 2-M2 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(8) Sequentially, to the Class 2-M1 and 2-M2 Certificates any Deferred Amounts;

(9) To pay the holders of the Class X Certificate; and

(10) All remaining amounts to the holder of the Class R Certificate.

Following termination of the transaction, including an Auction Call or Optional Termination, the Certificateholders will not be entitled to distributions of any kind, including the reimbursement of Carryforward Interest, Net Funds Cap Shortfall amounts and Deferred Amounts remaining.

Current Interest

"Current Interest" for any Class of Certificates or Component for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Component Notional Amount of that Class or Component.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates or Component for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class or Component for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class or Component on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Class A-IO(2) Notional Amount

The A-IO(2) Component Notional Amount will be the lesser of the beginning period collateral balance for Pool 2 and the following schedule:

Distribution Dates (Months)	A-IO(2) Component Notional Amount
1-6	$51,357,975.96
7-12	$23,477,931.87

On and after the 12th distribution date, the Component Notional Amount for the Class A-IO(2) Component will be zero. The A-IO(2) Component will accrue interest at a rate of 2.00% on a 30/360 basis.

The A-IO(2) Component together with the A-IO(1) Component from Pool 1 will comprise the Class A-IO Certificate (described in the underlying prospectus supplement).

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class 2-A1 Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-one month Interest Rate Cap will have a strike rate of [2.75%]. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Class 2-A1 Interest Rate Cap will be equal to the following schedule:

Distribution Dates (Months)	Notional Balance for Class 2-A1 Interest Rate Cap
1	$34,920,000.00
2	33,956,574.27
3	32,866,248.03
4	31,650,577.56
5	30,311,383.92
6	28,850,825.30
7	27,271,393.65
8	25,575,909.80
9	23,767,517.16
10	21,849,673.85
11	19,828,796.47
12	17,837,555.45
13	15,875,890.64
14	13,943,367.51
15	12,039,557.90
16	10,164,039.87
17	8,316,397.67
18	6,496,221.60
19	4,703,107.93
20	2,936,658.84
21	1,196,482.31

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notional balance set forth above and the class principal amount of the Class 2-A1 Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class 2-A1 Certificates or, in certain cases, the Class X Certificates.

Net Funds Cap

The "Pool 2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (x) the weighted average Net Mortgage Rate for Pool 2 less the product of 2.00% and (a) in the case of the first 12 Distribution Dates only, the Component Notional Amount of the A-IO(2) Component immediately before such Distribution Date, divided by the Pool Balance for Pool 2 and (b) thereafter, zero, multiplied by (y) with respect to the Class 2-A1 Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on pages 1 and 2 exceeds (b) the amount of interest of such class calculated using the Pool 2 Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread for Pool 2, overcollateralization for Pool 2 (provided that on and prior to the Initial Auction Call Date, overcollateralization is expected to equal zero), the Class 2-M2 Certificates, the Class 2-M1 Certificates, and then the Classes 2-A1 and 2-A2 Certificates (pro-rata). Any Applied Loss Amounts allocated to the Certificates will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a write-down of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

Auction Call

The distribution date following the later of (a) any Distribution Date on which the aggregate principal balance of the loans in Pool 2 is reduced to less than or equal to 20% of the Cut-off Date loan principal balance for Pool 2 or (b) the Distribution Date in January 2006 is referred to herein as the "Initial Auction Call Date." If no Auction Call occurs on the Initial Auction Call Date, then, beginning with the following Distribution Date, the interest rate for the Class 2-A2 Certificate will increase by 50 bps; the interest rates for the Class 2-M1 and 2-M2 Certificates will increase by 75 bps. Auction solicitation will be repeated every three months until the minimum bid price (as described in the prospectus supplement) is made or an Optional Termination occurs.

Optional Termination

If an Auction Call does not occur, the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), will have the option to call the transaction on any Distribution Date on which the aggregate principal balance of the Pool 2 mortgage loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance for Pool 2. The Master Servicer can only exercise this option on or after the Distribution Date in February 2006.

Origination and Servicing

The majority of the Mortgage Loans in Pool 2 were originated by Aurora (90.8%). Approximately (92.3%) of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Senior Certificates related to Pool 2 will have limited protection by means of the subordination of the Subordinate Classes related to Pool 2. The Senior Certificates related to Pool 2 will have the preferential right to receive interest due to them and principal (if applicable) available for distribution over Classes having a lower priority of distribution. Similarly, the Class 2-M1 Certificates will be senior in right of priority to the Class 2-M2 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount of the Certificates related to Pool 2 exceeds the aggregate loan balance for Pool 2, the Certificates related to Pool 2 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the Class 2-M2 Certificates and Class 2-M1 Certificates, and then the Classes 2-A1 and 2-A2 Certificates (pro-rata) have been reduced to zero.

No Cross-Collateralization Between the Mortgage Pools

Interest and principal on the Senior Certificates will be payable out of amounts collected in respect of the mortgage loans in the related mortgage pool. Similarly, interest and principal on each Subordinate Certificate will be payable from amounts collected in respect of the mortgage loans in the related mortgage pool. The mortgage loan pools will not be "cross-collateralized"-- interest and principal received on mortgage loans in a pool will only be available to the related certificates.

Trigger Event

A "Trigger Event" with respect to Pool 2 will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [55%] of the Pool 2 Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Pool 2 Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Pool Balance for Pool 2, exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
February 2007 through January 2008	[1.00%]
February 2008 through January 2009	[1.75%]
February 2009 through January 2010	[2.50%]
February 2010 through January 2011	[2.75%]
February 2011 and thereafter	[3.75%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Pool 2 Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Pool 2 Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all of the Pool 2 Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate Pool 2 loan balance as of the close of business on the last day of such month.


2-A1
AAA/ Aaa
LIBOR + 0.20%
A-IO(2)
AAA/ Aaa
2.00%
2-A2
AAA/ Aaa
4.75%
2-M1
AA+/A2
5.50%
2-M2
A+/N/A
5.50%
Excess Interest from Pool 2
Initially [1.48%]

Principal will be paid to the Class 2-A1 and Class 2-A2 Certificates sequentially.

The A-IO(2) Component is a senior interest-only class and has the preferential right to receive interest over the Subordinate Classes.

While the Class 2-A1 and Class 2-A2 Certificates are outstanding, the subordinate certificates will not receive payments of principal for the first 36 months or if a Trigger Event is in effect.

Contacts

MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
	David Rashty	(212) 526-8320
MBS Finance	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773
MBS Modeling	Sei-Hyong Park	(212) 526-0203

Summary of Terms

Issuer:	Structured Asset Securities Corporation 2004-4XS
Depositor:	Structured Asset Securities Corporation
Trustee:	Citibank N.A.
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	January 1, 2004
Expected Closing Date:	January 30, 2004
Expected Settlement Date:	January 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class 2-A1 Certificates, which will have a zero day delay)
First Payment Date:	February 25, 2004
Day Count:	30/360 for all classes (except for the Class 2-A1 Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.25% of the pool principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Senior Certificates (other than the A-IO(2) Component). Minimum $100,000; increments $1,000 in excess thereof for Classes 2-M1 and 2-M2 Certificates. Minimum $500,000; increments $1 in excess thereof for Class A-IO Certificates.
SMMEA Eligibility:	All classes, [other than Class 2-M2, are expected to be SMMEA eligible].
ERISA Eligibility:	The Classes 2-A1, 2-A2, A-IO, 2-M1 and 2-M2 Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

SASCO 2004-4XS Collateral Summaryfor Pool 2

Total Number of Loans	293	**Occupancy Status**	
Total Outstanding Loan Balance	$146,737,074	Primary Home	83.3%
Average Loan Principal Balance	$500,809	Investment	12.8%
Prepayment Penalty	55.31%	Second Home	4.0%
Weighted Average Coupon	6.349%		
Weighted Average Original Term (mo.)	360		
Weighted Average Remaining Term (mo.)	358	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	2	(Other states account individually for less than	
Non-Zero Weighted Average Original LTV	65.96%	5% of the Cut-off Date principal balance.)	
NZWA Original LTV >80 and no MI	0.00%	CA	50.3%
Non-Zero Weighted Average FICO	713	NY	10.5%
Prepayment Penalty (years)			
None	44.7%	**Lien Position**	
0.001 - 1.000	9.8%	First	100.0%
2.001 - 3.000	4.6%		
4.001 - 5.000	40.9%		

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	1	33,311.72	0.02
300,000.01 - 350,000.00	42	14,335,404.88	9.77
350,000.01 - 400,000.00	63	23,753,806.98	16.19
400,000.01 - 450,000.00	52	22,083,433.63	15.05
450,000.01 - 500,000.00	53	25,492,678.66	17.37
500,000.01 - 550,000.00	23	12,139,791.45	8.27
550,000.01 - 600,000.00	15	8,682,295.59	5.92
600,000.01 - 650,000.00	18	11,371,169.93	7.75
650,000.01 - 700,000.00	2	1,391,638.37	0.95
700,000.01 - 750,000.00	3	2,202,126.23	1.50
800,000.01 - 850,000.00	7	5,775,171.55	3.94
850,000.01 - 900,000.00	2	1,767,096.78	1.20
950,000.01 - 1,000,000.00	3	2,985,801.14	2.03
1,000,000.01 - 1,250,000.00	1	1,116,305.39	0.76
1,250,000.01 - 1,500,000.00	3	4,261,000.00	2.90
1,500,000.01 - 1,750,000.00	1	1,537,822.92	1.05
1,750,000.01 - 2,000,000.00	3	5,598,218.95	3.82
2,000,000.01 - 2,250,000.00	1	2,210,000.00	1.51
Total:	**293**	**146,737,074.17**	**100.00**

Minimum: $33,312
Maximum: $2,210,000
Average: $500,809

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
4.00001 - 4.50000	1	568,750.00	0.39
4.50001 - 5.00000	6	3,213,339.87	2.19
5.00001 - 5.50000	39	22,931,885.23	15.63
5.50001 - 6.00000	3	1,071,719.16	0.73
6.00001 - 6.50000	198	90,303,415.77	61.54
6.50001 - 7.00000	42	21,549,745.19	14.69
7.50001 - 8.00000	2	3,300,000.00	2.25
8.00001 - 8.50000	2	3,798,218.95	2.59
Total:	**293**	**146,737,074.17**	**100.00**

Minimum: 4.500%
Maximum: 8.250%
Weighted Average: 6.349 %

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
241 - 300	1	395,000.00	0.27
301 - 360	292	146,342,074.17	99.73
Total:	**293**	**146,737,074.17**	**100.00**

Minimum: 300
Maximum: 360
Weighted Average: 360

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
241 - 360	293	146,737,074.17	100.00
Total:	**293**	**146,737,074.17**	**100.00**

Minimum: 300
Maximum: 360
Weighted Average: 358

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
10.001 - 20.000	2	903,798.85	0.62
20.001 - 30.000	4	2,084,540.04	1.42
30.001 - 40.000	11	6,941,812.84	4.73
40.001 - 50.000	19	10,531,154.29	7.18
50.001 - 60.000	36	19,682,555.88	13.41
60.001 - 70.000	95	50,448,894.73	34.38
70.001 - 80.000	111	50,092,913.99	34.14
80.001 - 90.000	10	4,183,128.23	2.85
90.001 - 100.000	5	1,868,275.32	1.27
Total:	**293**	**146,737,074.17**	**100.00**

Non-Zero Minimum: 12.73%
Maximum: 95.00%
Non-Zero Weighted Average: 65.96%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
601 - 620	1	2,000,000.00	1.36
621 - 640	4	1,842,699.54	1.26
641 - 660	10	8,669,608.87	5.91
661 - 680	47	24,367,408.77	16.61
681 - 700	52	24,537,270.07	16.72
701 - 720	51	24,192,902.77	16.49
721 - 740	42	19,641,075.98	13.39
741 - 760	38	17,590,530.19	11.99
761 - 780	30	13,857,978.61	9.44
781 - 800	16	8,985,200.94	6.12
801 - 820	2	1,052,398.43	0.72
Total:	**293**	**146,737,074.17**	**100.00**

Non-Zero Minimum: 620
Maximum: 810
Non-Zero Weighted Average: 713

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
Cash Out Refinance	119	62,091,201.80	42.31
Purchase	95	46,054,349.44	31.39
Rate/Term Refinance	79	38,591,522.93	26.30
Total:	**293**	**146,737,074.17**	**100.00**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
Single Family	214	108,661,326.84	74.05
PUD	46	21,020,064.82	14.32
2-4 Family	17	9,197,403.61	6.27
Condo	13	6,379,738.86	4.35
Coop	3	1,478,540.04	1.01
Total:	**293**	**146,737,074.17**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date

States – Top 10			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
CA	153	73,872,800.82	50.34
NY	29	15,453,308.96	10.53
TX	9	7,073,285.81	4.82
NJ	16	6,698,059.51	4.56
FL	11	5,869,057.92	4.00
MD	10	4,628,381.98	3.15
MA	5	4,389,832.83	2.99
VA	10	4,046,596.62	2.76
MN	8	3,991,112.84	2.72
HI	8	3,863,918.32	2.63
Other	34	16,850,718.56	11.48
Total:	**293**	**146,737,074.17**	**100.00**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date

Prepayment Penalty in Years			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
None	138	65,579,160.11	44.69
0.333	1	410,000.00	0.28
0.500	6	3,857,060.15	2.63
0.583	8	3,544,248.43	2.42
0.667	15	6,172,355.70	4.21
0.750	1	356,352.79	0.24
3.000	12	6,741,528.12	4.59
5.000	112	60,076,368.87	40.94
Total:	**293**	**146,737,074.17**	**100.00**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Limited	126	60,611,899.30	41.31
No Documentation	88	45,211,563.45	30.81
Full	44	24,109,615.50	16.43
No Ratio	35	16,803,995.92	11.45
Total:	**293**	**146,737,074.17**	**100.00**

$121,977,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-4XS
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call

Class	Approx. Size ($) [1]	Coupon [2]	Est. WAL [3] (yrs.)	Payment Window [3] (mos.)	Expected Initial C/E [4] (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) [5]
A1 [6][7]	$94,663,000	Adjustable	1.00	1-23	[6.35]%	February 25, 2034	[Aaa/AAA]
A2 [7]	28,610,000	3.17%	2.24	23-31	[6.35]%	February 25, 2034	[Aaa/AAA]
A3 [7]	93,367,000	4.94%	5.17	31-101	[6.35]%	February 25, 2034	[Aaa/AAA]
A4 [7][9]	24,072,000	4.69%	6.42	37-101	[6.35]%	February 25, 2034	[Aaa/AAA]
A-IO [7][8]	Notional	5.00%	0.87	1-24	[6.35]%	January 25,2006	[Aaa/AAA]
M1 [7]	8,345,000	5.53%	5.58	37-101	[3.10]%	February 25, 2034	[TBD]
M2 [7]	3,852,000	5.73%	5.58	37-101	[1.60]%	February 25, 2034	[TBD]
M3 [7]	3,851,000	6.20%	5.39	37-101	[0.10]%	February 25, 2034	[TBD]

* Only the Class A2 and Class A3 Certificates are being offered herein.

(1) Bond sizes are based on the December 1, 2003 collateral balance (as shown on pages 16-23) rolled forward to January 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than Classes A1 and A-IO) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75% subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) Other than the stated initial credit enhancement percentage, initial excess spread of approximately [1.82%] will provide additional credit enhancement.

(5) All Classes of Senior Certificates are expected to be rated by Moody's and S&P.

(6) Accrued interest will not be applied to the Class A1 (i.e., the Class A1 will settle flat).

(7) Classes A1, A2, A3, A4 and A-IO are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) Class A-IO is a Senior Interest-Only Certificate, and will be entitled to receive interest payments for the first 24 distribution dates only.

(9) Class A4 is a non-accelerating Senior Certificate.

To Maturity							
Class	Approx. Size ($) (1)	Coupon (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Expected Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
A1 (6)(7)	$94,663,000	Adjustable	1.00	1-23	[6.35]%	February 25, 2034	[Aaa/AAA]
A2 (7)	28,610,000	3.17%	2.24	23-31	[6.35]%	February 25, 2034	[Aaa/AAA]
A3 (7)	93,367,000	4.94%	5.92	31-273	[6.35]%	February 25, 2034	[Aaa/AAA]
A4 (7)(9)	24,072,000	4.69%	6.58	37-268	[6.35]%	February 25, 2034	[Aaa/AAA]
A-IO (7)(8)	Notional	5.00%	0.87	1-24	[6.35]%	January 25,2006	[Aaa/AAA]
M1 (7)	8,345,000	5.53%	6.18	37-201	[3.10]%	February 25, 2034	[TBD]
M2 (7)	3,852,000	5.73%	6.11	37-174	[1.60]%	February 25, 2034	[TBD]
M3 (7)	3,851,000	6.20%	5.63	37-148	[0.10]%	February 25, 2034	[TBD]

* Only the Class A2 and Class A3 Certificates are being offered herein.

(1) Bond sizes are based on the December 1, 2003 collateral balance (as shown on pages 16-23) rolled forward to January 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than Classes A1 and A-IO) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75% subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) Other than the stated initial credit enhancement percentage, initial excess spread of approximately [1.82%] will provide additional credit enhancement.

(5) All Classes of Senior Certificates are expected to be rated by Moody's and S&P.

(6) Accrued interest will not be applied to the Class A1 (i.e., the Class A1 will settle flat).

(7) Classes A1, A2, A3, A4 and A-IO are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) Class A-IO is a Senior Interest-Only Certificate, and will be entitled to receive interest payments for the first 24 distribution dates only.

(9) Class A4 is a non-accelerating Senior Certificate.

Principal Payment Priority

Prior to the Stepdown Date or whenever a Trigger Event is in effect, all principal will be paid sequentially to the Certificates as follows:

(I) Concurrently as follows:

a. To the Class A4 its Priority Amount; and

b. Sequentially to Class A1, Class A2, and Class A3 Certificates; and

(II) Sequentially to the Class M1, Class M2, and Class M3 Certificates.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A Certificates as described in (I) above, so that the Senior Enhancement Percentage equals two times the original Senior Enhancement Percentage. Principal will then be allocated as described in (II) so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately $[256,760] or approximately [0.10%] of the Pool Principal Balance as of Cut-Off Date (as defined herein).

The "Class A4 Priority Amount" for determining distributions of principal to the Class A4 Certificates for any Distribution Date will be equal to the lesser of (i) the Class Principal Amount of the Class A4 Certificates immediately prior to such Distribution Date and (ii) the product of (x) the Senior Principal Distribution Amount, (y) the Class A4 Percentage and (z) the Class A4 Shift Percentage; *provided, however*, if prior to such Distribution Date the aggregate Class Principal Amounts of the Class A1, Class A2, and Class A3 Certificates have been reduced to zero, the Class A4 Priority Amount will equal 100% of the Senior Principal Distribution Amount.

The "Class A4 Percentage" for any Distribution Date will be equal to the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Class Principal Amount of the Class A4 Certificates immediately prior to such date by (y) the aggregate Class Principal Amount of the Class A Certificates immediately prior to such date.

The "Class A4 Shift Percentage" for any Distribution Date occurring prior to the 37th Distribution Date (*i.e.*, February 2007) will be 0%; for the 37th through 60th Distribution Dates, 45%; for the 61st through 72nd Distribution Dates, 80%; for the 73rd through 84th Distribution Dates, 100%; and thereafter, 300%.

The "Principal Remittance Amount" for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principalportion of any Substitution Amount paid with respect to any replaced Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, 100% of the Principal Remittance Amount and (b) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Class A Certificates immediately prior to that Distribution Date exceeds (y) the Senior Target Amount (as defined herein).

The "Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [87.30%] and (ii) the Pool Balance for such Distribution Date and (b) the amount, if any, by which (i) the Pool Balance for such Distribution Date exceeds (ii) approximately [0.10%] of the Cut-Off Date Balance.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Class M1, Class M2, Class M3 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance after giving effect to distributions on that Distribution Date.

Interest Payment Priority

The Interest Rates for Classes A1, A2, A3, A4, M1, M2, and M3 for any Accrual Period will equal the lesser of (i) the rates stated or described on page 1 and page 2 and (ii) the Net Funds Cap (as defined herein). The Interest Rate for Class A-IO for the first 24 Accrual Periods will be 5.00% per annum and for each Accrual Period thereafter will equal zero. Interest for all Classes of Certificates (except for the Class A1 Certificates) will be calculated on a 30/360 basis. Interest for the Class A1 Certificate will be calculated on an actual/360 basis. The Classes A1, A2, A3, A4 and A-IO are referred to as the "Class A Certificates."

The "Accrual Period" for any Class of Certificates (other than the Class A1 Certificates) on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class Al Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or on the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following Priority:

(1) To pay fees: Servicing Fee and to reimburse Servicer advances;

(2) First to pay Current Interest and then to pay Carryforward Interest to the Class A Certificates on a pro-rata basis;

(3) First to pay Current Interest and then to pay Carryforward Interest to Classes M1, M2, and M3 Certificates (the "Subordinate Classes"), sequentially;

(4) To pay to the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(5) Any interest remaining after the application of (1) through (4) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the Principal Payment Priority in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(6) To pay to the Class A Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts on a pro-rata basis;

(7) To pay sequentially to Classes M1, M2, and M3 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(8) To pay to the Class A Certificates (other than the Class A-IO), pro-rata, and then sequentially to the Classes M1, M2, and M3 any Deferred Amounts;

(9) To pay remaining amounts to the holder of the Class X and Class R Certificates.

Current Interest

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Class A-IO Notional Amount

The Class A-IO Notional Amount will be the lesser of the beginning period collateral balance and the following schedule:

Distribution Dates (Months)	A-IO Notional Amount
1-6	$ 89,866,143.62
7-12	$ 41,081,665.66
13-18	$ 17,973,228.72
19-24	$ 10,270,416.41

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificates will be zero. The Class A-IO Certificates will accrue interest at a rate of 5.00% on a 30/360 basis.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (x) the weighted average Net Mortgage Rate less the sum of the product of 5.00% and (a) in the case of the first 24 Distribution Dates only, the Class Notional Amount of the Class A-IO Certificates immediately before such Distribution Date, divided by the Pool Balance and (b) thereafter, zero, multiplied by (y) with respect to the Class A1 Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on page 1 and 2 exceeds (b) the amount of interest of such class calculated using the Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class M3 Certificates, Class M2 Certificates, Class M1 Certificates, and then the Class A Certificates. After the Class Principal Amounts of all Subordinate Certificates have been reduced to zero, the Class Principal Amounts of the Senior Certificates will be reduced, pro rata, until they are reduced to zero. Any Applied Loss Amounts will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), on any Distribution Date on which the aggregate principal balance of the loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first available Distribution Date by Aurora, then beginning with the following Distribution Date, the interest rate for each of the Class A Certificates (other than the Class A1 and Class A-IO Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%.

Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora [66.8%]. [70.1%] of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Class A Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Class A Certificates will have the preferential right to receive interest due to them and principal(if applicable) available for distribution over Classes having a lower priority of distribution. Similarly, the Class M1 Certificates will be senior in right of priority to the Class M2 Certificates and Class M3 Certificates; the Class M2 Certificates will be senior in right of priority to the Class M1 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the Class M3 Certificates, Class M2 Certificates, Class M1 Certificates, and then the Class A Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so that the aggregate loan balance exceeds the aggregate certificate principal balance ("Overcollateralization"). Excess spread will be used to maintain the Targeted Overcollateralization Amount, as described below.

The "Targeted Overcollateralization Amount" with respect to any Distribution Date will be equal to approximately $[256,760], which is approximately [0.10%] of the Pool Principal Balance as of Cut-Off Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [55%] of the Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance (as defined herein), exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
February 2007 through January 2008	[1.00%]
February 2008 through January 2009	[1.75%]
February 2009 through January 2010	[2.50%]
February 2010 through January 2011	[2.75%]
February 2011 and thereafter	[3.75%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.


A1
[Aaa/AAA]
Variable
A2
[Aaa/AAA]
3.17%
A3
[Aaa/AAA]
4.94%
A4
[Aaa/AAA]
4.69%
A-IO
[Aaa/AAA]
5.00%
M1
[TBD]
5.53%
M2
[TBD]
5.73%
M3
[TBD]
6.20%

Principal will be paid sequentially to Class A1, A2, and A3 Certificates.

Class A4 is a senior non-accelerating class subject to a lock-out period of 36 months with respect to Principal Payments.

Class A-IO is a senior interest-only class and has the preferential right to receive interest over the Subordinate Classes.

For the first 36 months or when a Trigger Event is in effect the Class M1, M2, and M3 Certificates will not receive payments of principal.

Contacts

MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
	Brian Hargrave	(212) 526-8320
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773
MBS Modeling	Sei-Hyong Park	(212) 526-0203

Summary of Terms	
Issuer:	Structured Asset Securities Corporation 2004-4XS
Depositor:	Structured Asset Securities Corporation
Trustee:	Citibank N.A.
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	January 1, 2004
Expected Closing Date:	January 30, 2004
Expected Settlement Date:	January 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class A1 Certificates, which will have a zero day delay)
First Payment Date:	February 25, 2004
Day Count:	30/360 for all classes (except for the Class A1 Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.25% of the pool principal balance annually; except for [16.0%] of the mortgage loans which will have a servicing fee of 0.375% of the pool principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Class A Certificates. Minimum $100,000; increments $1,000 in excess thereof for Classes M1, M2, and M3 Certificates. Minimum $500,000; increments $1 in excess thereof for Class A-IO Certificates.
SMMEA Eligibility:	All classes, [other than Class M2 and Class M3, are expected to be SMMEA eligible].
ERISA Eligibility:	The Classes A1, A2, A3, A4, A-IO, M1, M2, and M3 Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

A2 Yield Table[(1)(2)]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-08	3.35	3.32	3.38	2.79	3.40	2.52	3.44	2.13	3.50	1.72	3.55	1.49	3.60	1.31
99-10	3.33		3.36		3.38		3.42		3.47		3.51		3.55	
99-12	3.32		3.34		3.36		3.39		3.43		3.47		3.51	
99-14	3.30		3.32		3.33		3.36		3.39		3.43		3.46	
99-16	3.28		3.29		3.31		3.33		3.36		3.39		3.41	
99-18	3.26	3.32	3.27	2.79	3.28	2.52	3.30	2.13	3.32	1.72	3.34	1.49	3.36	1.31
99-20	3.24		3.25		3.26		3.27		3.29		3.30		3.32	
99-22	3.22		3.23		3.23		3.24		3.25		3.26		3.27	
99-24	3.20		3.20		3.21		3.21		3.21		3.22		3.22	
99-26	3.18		3.18		3.18		3.18		3.18		3.17		3.17	
99-28	3.17	3.32	3.16	2.79	3.16	2.53	3.15	2.13	3.14	1.73	3.13	1.49	3.13	1.31
99-30	3.15		3.14		3.13		3.12		3.10		3.09		3.08	
100-00	3.13		3.12		3.11		3.09		3.07		3.05		3.03	
100-02	3.11		3.09		3.08		3.06		3.03		3.01		2.98	
100-04	3.09		3.07		3.06		3.03		3.00		2.97		2.94	
100-06	3.07	3.33	3.05	2.79	3.03	2.53	3.00	2.13	2.96	1.73	2.92	1.49	2.89	1.31
100-08	3.05		3.03		3.01		2.98		2.92		2.88		2.84	
100-10	3.03		3.00		2.98		2.95		2.89		2.84		2.79	
100-12	3.02		2.98		2.96		2.92		2.85		2.80		2.75	
100-14	3.00		2.96		2.94		2.89		2.82		2.76		2.70	
100-16	2.98	3.33	2.94	2.79	2.91	2.53	2.86	2.13	2.78	1.73	2.72	1.49	2.65	1.32
100-18	2.96		2.92		2.89		2.83		2.75		2.67		2.60	
100-20	2.94		2.89		2.86		2.80		2.71		2.63		2.56	
100-22	2.92		2.87		2.84		2.77		2.67		2.59		2.51	
100-24	2.90		2.85		2.81		2.74		2.64		2.55		2.46	
WAL	3.57		2.97		2.67		2.24		1.80		1.55		1.36	

(1) 100% of the Prepayment Assumption is defined on pages one and two.
(2) 1 month LIBOR is assumed to be at the static rate of 1.10%.

A3 Yield Table[1][2]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-08	5.05	6.90	5.06	5.87	5.07	5.30	5.09	4.38	5.11	3.41	5.14	2.85	5.17	2.41
99-10	5.04		5.05		5.06		5.07		5.10		5.12		5.14	
99-12	5.03		5.04		5.05		5.06		5.08		5.09		5.11	
99-14	5.02		5.03		5.04		5.04		5.06		5.07		5.09	
99-16	5.02		5.02		5.02		5.03		5.04		5.05		5.06	
99-18	5.01	6.91	5.01	5.87	5.01	5.31	5.02	4.38	5.02	3.41	5.03	2.85	5.04	2.41
99-20	5.00		5.00		5.00		5.00		5.00		5.01		5.01	
99-22	4.99		4.99		4.99		4.99		4.99		4.99		4.98	
99-24	4.98		4.98		4.98		4.97		4.97		4.96		4.96	
99-26	4.97		4.97		4.96		4.96		4.95		4.94		4.93	
99-28	4.96	6.92	4.96	5.88	4.95	5.31	4.94	4.39	4.93	3.42	4.92	2.85	4.91	2.41
99-30	4.95		4.95		4.94		4.93		4.91		4.90		4.88	
100-00	4.94		4.94		4.93		4.92		4.89		4.88		4.85	
100-02	4.93		4.92		4.92		4.90		4.88		4.85		4.83	
100-04	4.93		4.91		4.91		4.89		4.86		4.83		4.80	
100-06	4.92	6.93	4.90	5.89	4.89	5.32	4.87	4.39	4.84	3.42	4.81	2.86	4.78	2.42
100-08	4.91		4.89		4.88		4.86		4.82		4.79		4.75	
100-10	4.90		4.88		4.87		4.85		4.80		4.77		4.73	
100-12	4.89		4.87		4.86		4.83		4.79		4.75		4.70	
100-14	4.88		4.86		4.85		4.82		4.77		4.72		4.67	
100-16	4.87	6.93	4.85	5.89	4.84	5.32	4.80	4.40	4.75	3.42	4.70	2.86	4.65	2.42
100-18	4.86		4.84		4.82		4.79		4.73		4.68		4.62	
100-20	4.85		4.83		4.81		4.78		4.71		4.66		4.60	
100-22	4.85		4.82		4.80		4.76		4.70		4.64		4.57	
100-24	4.84		4.81		4.79		4.75		4.68		4.62		4.55	
WAL	8.98		7.34		6.49		5.17		3.89		3.18		2.65	

(1) 100% of the Prepayment Assumption is defined on pages one and two.
(2) 1 month LIBOR is assumed to be at the static rate of 1.10%.

*SASC 2004-4XS Collateral Summary**

Total Number of Loans	1,167	**Occupancy Status**	
Total Outstanding Loan Balance	$258,916,647	Primary Home	83.4%
Average Loan Principal Balance	$221,865	Investment	14.0%
Prepayment Penalty	59.57%	Second Home	2.6%
Weighted Average Coupon	7.238%		
Weighted Average Original Term (mo.)	358		
Weighted Average Remaining Term (mo.)	357	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	2	(Other states account individually for less than	
Non-Zero Weighted Average Original LTV	77.25%	5% of the Cut-off Date principal balance.)	
NZWA Original LTV >80 and no MI	0.77%	CA	34.8%
Non-Zero Weighted Average FICO	685	FL	8.8%
Prepayment Penalty (years)			
None	40.4%	**Lien Position**	
0.001 - 1.000	4.8%	First	100.0%
1.001 - 2.000	0.3%		
2.001 - 3.000	13.0%		
4.001 - 5.000	41.5%		

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date*

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	34	1,395,156.30	0.54
50,000.01 - 100,000.00	234	18,162,887.35	7.01
100,000.01 - 150,000.00	262	32,583,579.60	12.58
150,000.01 - 200,000.00	153	26,701,776.36	10.31
200,000.01 - 250,000.00	121	27,155,170.51	10.49
250,000.01 - 300,000.00	90	24,769,953.48	9.57
300,000.01 - 350,000.00	94	30,368,059.18	11.73
350,000.01 - 400,000.00	48	17,909,201.10	6.92
400,000.01 - 450,000.00	26	11,025,969.40	4.26
450,000.01 - 500,000.00	36	17,356,025.57	6.70
500,000.01 - 550,000.00	11	5,830,033.35	2.25
550,000.01 - 600,000.00	13	7,384,877.69	2.85
600,000.01 - 650,000.00	16	10,162,294.76	3.92
650,000.01 - 700,000.00	1	661,742.57	0.26
700,000.01 - 750,000.00	4	2,899,488.21	1.12
750,000.01 - 800,000.00	1	768,702.49	0.30
800,000.01 - 850,000.00	4	3,342,072.58	1.29
850,000.01 - 900,000.00	5	4,405,274.44	1.70
900,000.01 - 950,000.00	3	2,759,872.56	1.07
950,000.01 - 1,000,000.00	5	4,946,495.31	1.91
1,000,000.01 - 1,250,000.00	3	3,361,550.79	1.30
1,250,000.01 - 1,500,000.00	1	1,500,000.00	0.58
1,500,000.01 - 1,750,000.00	1	1,646,463.83	0.64
1,750,000.01 - 2,000,000.00	1	1,820,000.00	0.70
Total:	**1,167**	**258,916,647.43**	**100.00**

Minimum: $19,809
Maximum: $1,820,000
Average: $221,865

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
4.50001 - 5.00000	1	322,700.00	0.12
5.00001 - 5.50000	12	3,114,513.97	1.20
5.50001 - 6.00000	138	42,885,238.00	16.56
6.00001 - 6.50000	183	49,211,850.97	19.01
6.50001 - 7.00000	119	35,013,198.27	13.52
7.00001 - 7.50000	142	30,100,140.54	11.63
7.50001 - 8.00000	138	24,055,668.40	9.29
8.00001 - 8.50000	180	33,103,272.25	12.79
8.50001 - 9.00000	180	30,655,075.06	11.84
9.00001 - 9.50000	53	7,422,299.51	2.87
9.50001 - 10.00000	12	2,107,989.35	0.81
10.00001 - 10.50000	9	924,701.11	0.36
Total:	**1,167**	**258,916,647.43**	**100.00**

Minimum: 4.875%
Maximum: 10.500%
Weighted Average: 7.238%

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
171 - 180	22	1,989,830.39	0.77
181 - 240	3	744,988.16	0.29
301 - 360	1,142	256,181,828.88	98.94
Total:	**1,167**	**258,916,647.43**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 358

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 180	22	1,989,830.39	0.77
181 - 240	3	744,988.16	0.29
241 - 360	1,142	256,181,828.88	98.94
Total:	**1,167**	**258,916,647.43**	**100.00**

Minimum: 174
Maximum: 360
Weighted Average: 357

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
10.001 - 20.000	3	318,843.84	0.12
20.001 - 30.000	9	2,627,800.00	1.01
30.001 - 40.000	16	3,146,515.04	1.22
40.001 - 50.000	31	9,036,730.07	3.49
50.001 - 60.000	60	23,186,942.50	8.96
60.001 - 70.000	113	37,304,843.89	14.41
70.001 - 80.000	386	86,576,331.45	33.44
80.001 - 90.000	240	48,392,350.71	18.69
90.001 - 100.000	309	48,326,289.93	18.66
Total:	**1,167**	**258,916,647.43**	**100.00**

Non-Zero Minimum: 10.370%
Maximum: 100.000%
Non-Zero Weighted Average: 77.247%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
581 - 600	2	174,800.00	0.07
601 - 620	5	1,174,000.00	0.45
621 - 640	112	24,459,179.52	9.45
641 - 660	199	38,984,609.07	15.06
661 - 680	284	69,415,804.78	26.81
681 - 700	258	68,332,769.99	26.39
701 - 720	78	13,465,356.85	5.20
721 - 740	68	13,053,765.73	5.04
741 - 760	64	10,934,398.59	4.22
761 - 780	53	9,933,381.10	3.84
781 - 800	36	7,535,666.93	2.91
801 - 820	8	1,452,914.87	0.56
Total:	**1,167**	**258,916,647.43**	**100.00**

Non-Zero Minimum: 582
Maximum: 813
Non-Zero Weighted Average: 685

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	569	113,550,665.31	43.86
Cash Out Refinance	432	107,769,580.00	41.62
Rate/Term Refinance	166	37,596,402.12	14.52
Total:	**1,167**	**258,916,647.43**	**100.00**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	797	178,608,880.44	68.98
PUD	155	36,550,555.07	14.12
2-4 Family	102	24,884,234.51	9.61
Condo	85	15,793,725.09	6.10
Manufactured Housing	25	2,195,366.12	0.85
Coop	2	803,285.06	0.31
Townhouse	1	80,601.14	0.03
Total:	**1,167**	**258,916,647.43**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

States – Top 10			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
CA	249	90,151,827.78	34.82
FL	142	22,694,998.39	8.77
NY	36	11,248,799.57	4.34
TX	75	10,954,331.09	4.23
VA	43	10,802,114.77	4.17
CO	45	10,020,759.95	3.87
NJ	40	9,642,824.62	3.72
MD	33	8,960,252.96	3.46
AZ	46	7,314,207.44	2.82
WA	32	6,821,909.13	2.63
Other	426	70,304,621.73	27.15
Total:	**1,167**	**258,916,647.43**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Prepayment Penalty in Years

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.000	525	104,671,831.49	40.43
0.500	12	3,844,742.76	1.48
0.583	8	3,347,255.28	1.29
0.667	5	2,619,310.08	1.01
0.750	2	847,319.09	0.33
1.000	8	1,787,053.97	0.69
2.000	6	707,078.56	0.27
3.000	155	33,731,394.36	13.03
5.000	446	107,360,661.84	41.47
Total:	**1,167**	**258,916,647.43**	**100.00**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
No Documentation	616	123,318,283.94	47.63
Limited	255	64,683,726.68	24.98
Full	196	45,442,865.10	17.55
No Ratio	100	25,471,771.71	9.84
Total:	**1,167**	**258,916,647.43**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of December 1, 2003 for illustration purposes. The actual cut-off date for the deal will be January 1, 2004.*